Exhibit 2

KONINKLIJKE AHOLD N.V.

(a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its statutory seat (statutaire zetel) in Zaandam, the Netherlands)

This is a prospectus (“Prospectus”) relating to the admission to listing and trading of ordinary shares, with a nominal value of €0.01 each, in the capital of Koninklijke Ahold N.V. (“Ahold Ordinary Shares”), on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) and Euronext Brussels, the regulated market of Euronext Brussels NV/SA (“Euronext Brussels”).

On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”) entered into a merger agreement (the “Merger Agreement”) providing for a combination of their businesses through a cross-border legal merger of Delhaize into Ahold (the “Merger”), with Ahold continuing as the surviving company in the Merger (the “Combined Company”). Following the consummation of the Merger, the Combined Company’s legal name will be ‘Koninklijke Ahold Delhaize N.V.’, subject to Ahold’s request to His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s predicate ‘Koninklijke’ being honored or, in the absence of such confirmation, ‘Ahold Delhaize N.V.’ Subject to such confirmation, one of the Combined Company’s trade names will be ‘Royal Ahold Delhaize.’

Pursuant to the Merger Agreement, at the effective time of the Merger, holders of ordinary shares of Delhaize (“Delhaize Ordinary Shares”, and holders of Delhaize Ordinary Shares, “Delhaize Shareholders”) will receive 4.75 Ahold Ordinary Shares (holders of Ahold Ordinary Shares, “Ahold Shareholders”) for each Delhaize Ordinary Share they own (such ratio of Ahold Ordinary Shares to Delhaize Ordinary Shares, the “Exchange Ratio”). The Exchange Ratio is fixed and will not be adjusted for changes in the market value of Ahold Ordinary Shares or Delhaize Ordinary Shares.

An application will be made to have all Ahold Ordinary Shares admitted to listing and trading on Euronext Brussels and to have the Ahold Ordinary Shares issued as part of the Merger admitted to listing and trading on Euronext Amsterdam (together, the “Listing”). It is expected that the Listing will occur on or about the effective time of the Merger, and the expected date of the Listing will be announced by means of press release.

The Exchange Ratio implies a value of approximately €89.25 per Delhaize Ordinary Share based upon the €18.79 closing price per Ahold Ordinary Share on Euronext Amsterdam on January 19, 2016, the last practicable date prior to the date of this Prospectus. Based on the estimated number of shares of Ahold and Delhaize that will be outstanding immediately prior to the consummation of the Merger, Ahold estimates that, upon the consummation of the Merger and the return of approximately €1.0 billion to the Ahold Shareholders through a capital return and a reverse stock split (the “Ahold Capital Return”), current Ahold Shareholders and holders of American depositary shares of Ahold will, directly or indirectly, hold approximately 61% and former Delhaize Shareholders and holders of American depositary shares of Delhaize will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares of the Combined Company. Based on the number of Ahold Ordinary Shares and Delhaize Ordinary Shares outstanding on January 19, 2016 (including the number of Ahold Ordinary Shares and Delhaize Ordinary Shares represented by American depositary shares of Ahold and Delhaize, respectively), Ahold will issue approximately 495,274,292 Ahold Ordinary Shares as part of the Merger (including Ahold Ordinary Shares that will be represented by American depositary shares of Ahold and Ahold Ordinary Shares expected to be issued in respect of certain equity awards of Delhaize in connection with the Merger).

Ahold Ordinary Shares are currently listed on Euronext Amsterdam under the symbol ‘AH’. Delhaize Ordinary Shares are currently listed on Euronext Brussels under the symbol ‘DELB’. On January 19, 2016, the last practicable date prior to the date of this Prospectus, the closing price per Ahold Ordinary Share on Euronext Amsterdam and the closing price per Delhaize Ordinary Share on Euronext Brussels were €18.79 and €86.77, respectively (USD20.50 and USD94.64, respectively, based on the closing spot rate as published by Bloomberg at 5:00 p.m. EST on January 19, 2016).

Ahold has filed a registration statement on Form F-4 under the U.S. Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Merger (the “Registration Statement”). On January 28, 2016, the Registration Statement was declared effective by the SEC. The prospectus included in the Registration Statement (the “US Prospectus”) is incorporated by reference into this Prospectus.

This Prospectus may not be used for and does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Ahold Ordinary Shares or any other securities issued by Ahold.

Delhaize Shareholders that are registered in Delhaize’s shareholders register will receive Ahold Ordinary Shares in registered form. Delhaize Shareholders that hold their Delhaize Ordinary Shares through a book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Euroclear Belgium will receive Ahold Ordinary Shares in bearer form through the procedures provided for in Ahold’s articles of association.

This Prospectus constitutes a prospectus for the purposes of Article 3 of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended, including as amended by Directive 2010/73/EU (the “Prospectus Directive”). This Prospectus has been prepared in accordance with Chapter 5.1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) and the rules promulgated thereunder. Ahold has requested the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) to notify its approval in accordance with Article 18 of the Prospectus Directive to the competent authority in Belgium, the Belgian Financial Services and Markets Authority (the “FSMA”), with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Directive. This Prospectus has been filed with, and approved by, the AFM.

Investing in Ahold Ordinary Shares involves risks. Please read this entire Prospectus carefully, including all information incorporated by reference into this Prospectus, including the US Prospectus. In particular, you should consider the section entitled ‘Risk Factors’ beginning on page 34 of the US Prospectus for a description of the material risks that should be considered before investing in Ahold Ordinary Shares.

Distribution of this Prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions.

Persons in possession of this Prospectus are urged to inform themselves of any such regulations or restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Ahold disclaims all responsibility for any violation of such restrictions by any person.

The date of this Prospectus is January 29, 2016.

SUMMARY

Summaries are constructed on a modular basis, consisting of disclosure requirements known as “Elements”. These Elements are numbered below in sections A - E (A.1 – E.7). This summary contains all the Elements that must be disclosed in the Prospectus. The order of sections A - E, as well as the Elements contained in these sections, is mandatory. Where an Element is not applicable to the Prospectus, the Element will appear in the summary with the mention ‘not applicable’.

Section A - Introduction and warnings
A.1	Introduction and warnings

This summary should be read as an introduction to the prospectus (“Prospectus”) of which this summary forms part. The Prospectus relates to (i) the admission to listing and trading of all of the ordinary shares in the capital of Koninklijke Ahold N.V. (“Ahold”), with a nominal value of €0.01 each (“Ahold Ordinary Shares”), on Euronext Brussels, the regulated market of Euronext Brussels NV/SA (“Euronext Brussels”), and (ii) the additional admission to listing and trading of the Ahold Ordinary Shares to be issued as part of the cross-border legal merger of Delhaize Group NV/SA (“Delhaize”) into Ahold (the “Merger”), with Ahold continuing as the surviving company in the Merger (the “Combined Company”), to holders of ordinary shares of Delhaize (“Delhaize Ordinary Shares”) at an exchange ratio of 4.75 Ahold Ordinary Shares for each Delhaize Ordinary Share (“Exchange Ratio”) on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Any decision to invest in the Ahold Ordinary Shares should be based on consideration of the Prospectus, including the information incorporated by reference into the Prospectus, as a whole by the investor. References in the Prospectus to ‘Ahold’, ‘we’, ‘us’ and ‘our’ refer to Ahold and, where applicable, its subsidiaries as at the date of the Prospectus.

Where a claim relating to the information contained in, or incorporated by reference into, the Prospectus is brought before a court in a member state of the European Economic Area (“Member State”), the plaintiff investor might, under the national legislation of that Member State, have to bear the costs of translating the Prospectus, or any information incorporated by reference therein, before the legal proceedings are initiated.

Civil liability in relation to this summary (including any translation thereof) could attach to Ahold, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or if it does not provide, when read together with the other parts of the Prospectus, including the information incorporated by reference therein, key information in order to aid investors when considering whether to invest in the Ahold Ordinary Shares.

Section B - Issuer
B.1	Name of the issuer
Ahold’s legal name is Koninklijke Ahold N.V. Ahold has registered the following commercial names: ‘Ahold’, ‘Koninklijke Ahold N.V.’ and ‘Royal Ahold’.
B.2	General information on the issuer

Ahold is a public limited liability company (naamloze vennootschap) incorporated under the laws of, and domiciled in, the Netherlands. Ahold was incorporated on April 29, 1920. Ahold’s statutory seat (statutaire zetel) and its principal place of business are in Zaandam, the Netherlands.

B.3	Business

Main activities

Ahold is an international retailing group based in the Netherlands and active in the United States and Europe. Supermarkets are the core of Ahold’s business. In addition to supermarkets, Ahold operates a range of other formats (such as in the Netherlands through Etos drugstores and Gall & Gall liquor stores), and continues to expand its online options (bol.com and Albert Heijn online in the Netherlands and Peapod in the United States) to serve the needs of different communities and to give customers more shopping alternatives. Although the vast majority of Ahold’s customers can – and do – shop in Ahold’s stores, today customers can also order online for pickup or home delivery. Being an omni-channel retailer and enabling customers to choose the channel that fits their needs best, online and offline, is becoming ever more important to Ahold’s business.

Main products

Ahold offers a range of retail products. Ahold’s offering includes own-brand products, in four distinctive own-brand labels. Each own-brand label includes a wide range of products designed to meet the needs of specific types of customers. The four own-brand labels include a value-focused label, an organic label, an unnamed icon label as a reference for A-brands and a premium label.

Main markets

Ahold’s business is divided into three reporting segments: the Netherlands (which includes Belgium and Germany), the United States and the Czech Republic. In the United States, Ahold operates stores under the Stop & Shop, Giant and Martin’s banners. In the Netherlands and Belgium, Ahold operates under the Albert Heijn banner and in the Czech Republic it operates under the Albert banner.

B.4a	Trends

The macroeconomic situation in Ahold’s markets is improving. However, shoppers continue to be focused on value, price and promotions. Ahold’s markets are also experiencing limited population growth, an aging consumer base and increasing diversification, including of ethnicity, household composition, affluence and urban versus suburban.

Many Ahold customers have busy lifestyles and increasingly demand convenience, including food that is easy to prepare, personalized offers and a convenient, flexible shopping experience.

Customers are increasingly aware of the positive impact of food on a healthy lifestyle and are becoming more knowledgeable about health conditions that may be affected by diet. Customers have a greater interest in what they eat and where it comes from, and are increasingly aware of the impact their buying decisions can have on society and the environment. Customers want retailers to help them make responsible decisions, and rely on retailers to ensure the integrity of the supply chain where possible.

People are increasingly searching for a feeling of community and personal connection. They find this not only in their local neighborhoods, but also through social media and online and offline communities around common interests. Retailers have a unique opportunity to connect individuals and communities in many ways – whether that is through community centers based in stores, or through the personal relationships they build with customers in an online environment.

Ahold is seeing increasingly diversified competition, both on the premium and discount ends of the retail spectrum, and new competition from outside of the traditional food retail industry. Ahold’s own-brand offerings are an important part of its strategy because they enable Ahold to provide a more relevant assortment of products in different price ranges, develop new and innovative alternatives and build customer loyalty. In general, these own-brand offerings have a higher gross margin than similarly positioned products of third party brands. Customers are dividing their shopping trips over multiple stores for specific shopping needs or occasions. Retailers continue to evolve as consumers also diversify and change the way they shop, both online and offline.

Grocery e-commerce is still a relatively small part of the overall retail food market, but it is growing rapidly. Online will be a key component of growth for retailers in years to come. Mobile apps are creating new opportunities for sales growth and an improved customer experience in online shopping. Customers are more in control of the shopping experience than ever, with more product information at their fingertips and the ability to match prices while they shop.

B.5	The group

Ahold is the group parent company, without material direct business operations, and operates through a number of direct and indirect subsidiaries. The principal assets of Ahold are the equity interests it directly or indirectly holds in its operating subsidiaries.

B.6	Major shareholders

The following information was on record in the AFM register on December 31, 2015 of persons that reported the ownership of an actual or potential interest of 3% or more in the capital or voting rights of Ahold:

	Name	Date of Transaction(1)	Number of (depositary receipts of) Cumulative Ahold Preferred Financing Shares	Number of Ordinary Shares(2)	Percentage of Total Voting Rights(3)	Ownership Percentage (3)
	Stichting Administratiekantoor Preferente Financieringsaandelen Ahold(4)	July 13, 2012	268,415,103	—	6.55%	20.19%
	DeltaFort Beleggingen I B.V.(4)	June 9, 2015	167,636,082	—	5.16%	15.20%
	Mondrian Investment Partners Limited	September 27, 2012	—	56,654,977	4.99%	4.26%
	NN Group N.V.(4)	June 9, 2015	100,779,021	12,851,878	4.52%	10.30%
	Blackrock, Inc.	September 5, 2014	—	33,477,293	4.35%	2.88%
	Norges Bank	September 10, 2015	—	27,658,315	3.04%	2.51%

	(1) Reflects the date on which the relevant transaction has been reported with the AFM as having occurred.
	(2) Reflects the total actual and potential, and direct and indirect, interests held with respect to Ahold Ordinary Shares, as reported with the AFM as of the applicable transaction date.

(3)    Reflects the percentage resulting from the total actual and potential, and direct and indirect, interests held with respect to Ahold Ordinary Shares and/or Ahold Cumulative Preferred Financing Shares, as applicable, as reported with the AFM as of the applicable transaction date.

(4)    Stichting Administratiekantoor Preferente Financieringsaandelen Ahold (“SAPFAA”) holds all of the 268,415,103 issued Ahold Cumulative Preferred Financing Shares. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold Cumulative Preferred Financing Shares, the total number of votes that can be exercised by holders of Ahold Cumulative Preferred Financing Shares is 74,362,963 (or approximately 0.28 votes per Ahold Cumulative Preferred Financing Share). SAPFAA issued corresponding depositary receipts, and DeltaFort Beleggingen B.V. and NN Group N.V. hold all of such issued depositary receipts.

The major shareholders listed above have different voting rights. Under the articles of association of Ahold, each holder of shares of Ahold is entitled to one vote with respect to that number of shares of Ahold that represents the nominal value of one Ahold Ordinary Share. As a result, holders of Ahold Ordinary Shares (“Ahold Shareholders”) are entitled to one vote per Ahold Ordinary Share, holders of cumulative preferred shares of Ahold (“Ahold Cumulative Preferred Shares”) (if any are outstanding) are entitled to 50,000 votes per Ahold Cumulative Preferred Share and holders of cumulative preferred financing shares of Ahold (“Ahold Cumulative Preferred Financing Shares”) are entitled to one vote per Ahold Cumulative Preferred Financing Share. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold Cumulative Preferred Financing Shares, the total number of votes that can be exercised by holders of Ahold Cumulative Preferred Financing Shares is 74,362,963 (approximately 0.28 votes per Ahold Cumulative Preferred Financing Share).

Ahold is not directly or indirectly owned or controlled by another corporation or by any government.

B.7	Selected historical key financial information

The selected consolidated financial information for the financial years ended December 28, 2014, December 29, 2013, and December 30, 2012, stated below is derived from Ahold’s consolidated financial statements incorporated by reference in the Prospectus.

The selected consolidated financial information for the financial years ended January 1, 2012 and January 2, 2011 stated below is derived from Ahold’s consolidated financial statements for the financial years ended January 1, 2012 and January 2, 2011, which are not included in the Prospectus.

The financial information for the years ended December 30, 2012, January 1, 2012 and January 2, 2011 have been restated for changes in accounting policies and for discontinued operations that occurred in subsequent years as further disclosed in the footnotes below. Accordingly, the financial information for the years ended December 30, 2012, January 1, 2012 and January 2, 2011 are marked as unaudited in the tables below.

The selected consolidated financial information as of and for the third quarter ended October 4, 2015 and October 5, 2014, has been derived from Ahold’s unaudited condensed consolidated interim financial statements for the third quarter ended October 4, 2015, which are incorporated by reference into the Prospectus. The selected consolidated statement of financial position data as of October 5, 2014, has been derived from Ahold’s unaudited condensed consolidated interim financial statements which are not included in the Prospectus.

The selected historical consolidated financial information set forth below is derived from Ahold’s financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS), and should be read in conjunction with these financial statements.

The selected historical consolidated financial information set forth below is only a summary and is not necessarily indicative of the results of future operations of Ahold or the Combined Company following the consummation of the Merger.

	As of and for the third quarter ended			As of and for the financial years ended

	October 4, 2015 October 5, 2014 (unaudited) (unaudited)			December 28, 2014		December 29, 2013		December 30, 2012(4) (unaudited)	January 1, 2012(4)(5) (unaudited)	January 2, 2011(4)(5) (unaudited)

	€ million, except per share data, exchange rates, other data and percentages

Consolidated Income Statement Data:
Net sales	28,417	24,713		32,774		32,615		32,682	30,098	29,353
Operating income	931	914		1,250		1,239		1,336	1,351	1,341
Income from continuing operations	595	570		791		805		869	914	837
Income (loss) from discontinued operations	2	(195)	(1)	(197)	(1)	1,732	(2)	46	103	16
Net income	597	375		594		2,537		915	1,017	853

Consolidated Statement of Financial Position Data:
Current assets	4,767	4,251		4,448		6,268		4,416	5,193	5,194
Total assets	14,818	13,833		14,138		15,142		14,572	15,228	14,725
Share capital	8	9		9		318		318	330	358
Equity attributable to holders of ordinary shares(3)	5,238	4,440		4,844		6,520		5,146	5,810	5,910
Long-term loans and other non-current financial liabilities	3,545	3,411		3,449		3,189		3,361	3,302	3,577

Consolidated Statement of Cash Flow Data:
Net cash from operating activities	1,403	1,007		1,876		2,035		2,110	1,776	2,103
Net cash (used in) / from investing activities	(832)	462		109		279		(1,282)	(497)	(808)
Net cash used in financing activities	(847)	(2,707)		(2,990)		(1,633)		(1,339)	(1,505)	(1,452)

Per Share Data:
Net income per ordinary share (basic)	0.73	0.42		0.68		2.48		0.88	0.92	0.73
Net income per ordinary share (diluted)	0.71	0.41		0.67		2.39		0.85	0.89	0.72
Income from continuing operations per ordinary share (basic)	0.72	0.64		0.90		0.79		0.84	0.82	0.72
Income from continuing operations per ordinary share (diluted)	0.71	0.62		0.88		0.77		0.81	0.80	0.70
Dividend per ordinary share(6)	-	-		0.48		0.47		0.44	0.40	0.29

Other Financial Data:
Underlying operating income(7)	1,040	965		1,267		1,379		1,412	1,377	1,376
Underlying operating income margin(7)	3.7%	3.9%		3.9%		4.2%		4.3%	4.6%	4.7%
Free cash flow(8)	783	442		1,055		1,109		1,051	845	1,029
Other Data:
Number of stores(9)	3,217	3,181		3,206		3,131		3,074	3,008	2,970
Number of employees (in thousands headcount)(9)	229	225		227		222		225	218	213

Share Data at period-end:
Ordinary shares outstanding (in millions)	818	838		823		982		1,039	1,060	1,145
Share price at Euronext (€)	17.63	12.47		14.66		13.22		10.16	10.41	9.88

	As of and for the third quarter ended		As of and for the financial years ended

	October 4, 2015 (unaudited)	October 5, 2014 (unaudited)	December 28, 2014	December 29, 2013	December 30, 2012(4) (unaudited)	January 1, 2012(4)(5) (unaudited)	January 2, 2011(4)(5) (unaudited)

	€ million, except per share data, exchange rates, other data and percentages

Exchange Rate Data:
Average exchange rate (USD1 per €)	0.8960	0.7388	0.7529	0.7533	0.7782	0.7189	0.7555
Period-end exchange rate (USD1 per €)	0.8920	0.7989	0.8213	0.7277	0.7566	0.7724	0.7474
Average exchange rate (CZK1 per €)	0.0366	0.0364	0.0363	0.0385	0.0398	0.0407	0.0396
Period-end exchange rate (CZK1 per €)	0.0368	0.0364	0.0360	0.0365	0.0398	0.0391	0.0399

(1)    The Q3 YTD 2014 loss from discontinued operations included a net of tax settlement amount and associated legal fees for the Waterbury litigation of €192 million. This litigation was related to Ahold’s U.S. Foodservice operations which were divested in 2007.

(2)    Income from discontinued operations in 2013 included a gain of €1,751 million in connection with the sale of Ahold’s 60% stake holding in ICA.

(3)    In the financial year ended December 28, 2014, €1,232 million was returned to Ahold Shareholders through a share buyback (financial year ended December 29, 2013: €768 million; financial year ended December 30, 2012: €277 million; financial year ended January 1, 2012: €837 million; and financial year ended January 2, 2011: €386 million) and €1,007 million was returned to Ahold Shareholders as a result of the capital repayment in 2014.

(4)    The financial data for the financial years ended December 30, 2012, January 1, 2012 and January 2, 2011 has been restated for discontinued operations that occurred in subsequent years.

(5)    The financial years ended December 28, 2014, December 29, 2013 and December 30, 2012 include the effects of the adoption of IAS19 (R), Employee Benefits. The data for the financial years ended January 1, 2012 and January 2, 2011 were not restated for the application of IAS19 (R).

(6)    Dividends per ordinary share are included in the financial year to which the dividends relate, although dividends are normally approved and paid in the financial year following the financial year to which they relate. For example, the €0.48 dividend per ordinary share for the financial year 2014 is the dividend for the financial year ended December 28, 2014, which was approved by the Ahold general meeting of shareholders on April 15, 2015, and paid on April 30, 2015.

(7)    Ahold defines ‘underlying operating income’ as the operating income adjusted for items management believes can cause a distortion in understanding the development of the underlying operating performance of Ahold’s operations. Underlying operating income is calculated as operating income, adjusted for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other specific items considered to not be directly related to the underlying operating performance, such as pension-related settlements and curtailments. Ahold has included underlying operating income as it is a key performance metric used by Ahold’s management across its business. Ahold believes this is a useful measure for investors in understanding the performance of its underlying operations. Underlying operating income is not a measure calculated in accordance with IFRS, may not be comparable to similar measures presented by other companies (including Delhaize) and accordingly should not be considered as an alternative to operating income. Underlying operating income margin is calculated as underlying operating income as a percentage of net sales.

The following table provides a reconciliation from operating income to underlying operating income:

	For the third quarter ended		For the financial years ended

	October 4, 2015 (unaudited)	October 5, 2014 (unaudited)	December 28, 2014	December 29, 2013	December 30, 2012 (unaudited)	January 1, 2012 (unaudited)	January 2, 2011 (unaudited)

	€ million except percentages

Operating income	931	914	1,250	1,239	1,336	1,351	1,341
Adjustments
Impairment of assets	25	19	31	83	37	24	24
Gains and losses on the sale of assets	(11)	(13)	(20)	(28)	(21)	(12)	(14)
Restructuring and related charges and other items	95	45	6	85	60	14	25

Underlying operating income	1,040	965	1,267	1,379	1,412	1,377	1,376

Underlying operating income margin	3.7%	3.9%	3.9%	4.2%	4.3%	4.6%	4.7%

(8)    Ahold defines free cash flow as operating cash flows from continuing operations less net capital expenditures and net interest paid plus dividends received. Ahold has included free cash flow as Ahold believes it is a useful measure for investors because it provides insight into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow is derived from Ahold’s financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow.

The following provides a reconciliation from operating cash flow to this non-GAAP measure:
	For the third quarter ended		For the financial years ended

	October 4, 2015 (unaudited)	October 5, 2014 (unaudited)	December 28, 2014	December 29, 2013	December 30, 2012 (unaudited)	January 1, 2012 (unaudited)	January 2, 2011 (unaudited)

	€ million
Operating cash flows from continuing operations Adjustments:	1,408	1,024	1,893	2,051	2,112	1,787	2,111
Purchase of non-current assets	(510)	(507)	(732)	(811)	(910)	(753)	(857)
Divestments of assets / disposal groups held for sale	31	58	77	52	51	23	31
Dividends received from joint ventures	18	16	18	27	21	5	14
Interest received	3	5	6	6	11	27	15
Interest paid	(167)	(154)	(207)	(216)	(234)	(244)	(285)

Free cash flow	783	442	1,055	1,109	1,051	845	1,029

(9)    The number of stores and employees includes discontinued operations (Slovakia). The number of stores includes specialty (Etos and Gall & Gall) and franchise stores but excludes the stores operated by Ahold’s joint ventures. The number of franchise stores at the end of each reporting period is as follows: 886 stores (October 4, 2015); 858 stores (October 5, 2014); 869 stores (December 28, 2014); 850 stores (December 29, 2013); 809 stores (December 30, 2012); 801 stores (January 1, 2012); and 782 stores (January 2, 2011).

No material change in the financial or trading position of Ahold has occurred since the end of the last financial period for which interim financial statements were published, being the unaudited and unreviewed interim financial statements for the third quarter ended October 4, 2015.

B.8	Selected key unaudited pro forma financial information

The following table shows information about the pro forma financial condition and results of operations, including per share data, of Ahold after giving effect to the Merger.

The table sets forth selected unaudited pro forma condensed combined income statement data, including per share data, for the financial half year ended July 12, 2015, and for the financial year ended December 28, 2014, which give effect to the Merger as if it had occurred on December 30, 2013. A pro forma adjustment has been made for the purposes of the unaudited pro forma condensed combined financial information for the financial half year ended July 12, 2015 to reflect the difference in the number of days in the financial half year periods of Ahold and Delhaize. The financial half year ended July 12, 2015 for Ahold was from December 29, 2014 to July 12, 2015, and the financial half year ended June 30, 2015 for Delhaize was from January 1, 2015 to June 30, 2015. The different financial half year periods for Ahold and Delhaize result in a difference of 15 days, and the pro forma adjustment was calculated on the basis of the unaudited results for Delhaize for the month of July 2015 and pro-rated for 15 days. The unaudited pro forma condensed combined income statement for the financial year ended December 28, 2014 combines the historical results of Ahold for the financial year ended December 28, 2014 and the historical results of Delhaize for the financial year ended December 31, 2014. No pro forma adjustments have been made with respect to the one-day difference in the length of Ahold’s financial year ended December 28, 2014 and Delhaize’s financial year ended December 31, 2014 because the impact of the one-day difference was not considered to be material. The unaudited per share data on a pro forma combined basis also takes into account the estimated effect of the Ahold Capital Return (defined below) on the number of outstanding Ahold Ordinary Shares (prior to the consummation of the Merger, Ahold will return approximately €1.0 billion to the Ahold Shareholders through a capital return and a reverse stock split, being the “Ahold Capital Return”).

The selected unaudited pro forma condensed combined balance sheet as of July 12, 2015, gives effect to the Merger as if it had occurred on that date and due to different financial period ends, combines the historical balance sheet of Ahold as of July 12, 2015, and the historical balance sheet of Delhaize as of June 30, 2015.

The information presented below should be read together with the historical financial statements of Ahold, incorporated by reference into the Prospectus, and the historical financial statements of Delhaize, incorporated by reference into the Prospectus, and the other unaudited pro forma condensed combined financial information, including the related notes, included in the Prospectus at Schedule A.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of results that actually would have occurred had the combination been completed on the dates indicated or that may be obtained in the future.

			As of July 12, 2015 (unaudited)
			€ million
	Combined Statement of Financial Position Data:
	Equity attributable to ordinary shareholders		13,152
	Long-term loans and other non-current financial liabilities		6,553
	Total assets		31,371
	Current assets		7,294
		For the financial half year ended July 12, 2015 (unaudited)	For the financial year ended December 28, 2014 (unaudited)

		€ million, except per share data

	Combined Income Statement Data:
	Net sales	32,870	54,135
	Operating income	997	1,421
	Income from continuing operations	569	826
	Per Share Data:
	Income from continuing operations per ordinary share (basic)	0.45	0.63
	Income from continuing operations per ordinary share (diluted)	0.44	0.62

B.9	Forecast or estimate of the profit

	Not applicable. Ahold has not issued a profit forecast.

B.10	Qualification of the auditor

Not applicable. The selected consolidated financial information is derived from Ahold’s consolidated financial statements. The auditors have not qualified their reports on the historical financial information included in, or incorporated by reference into, the Prospectus.

B.11	Working capital statement

Ahold believes that it has sufficient working capital available for its present requirements; that is, for at least 12 months following the date of the Prospectus.
Section C - Securities

C.1	Description of Ahold Ordinary Shares

Under the Merger, holders of Delhaize Ordinary Shares (“Delhaize Shareholders”) that are registered in Delhaize’s shareholders register will receive Ahold Ordinary Shares in registered form and Delhaize Shareholders that hold their Delhaize Ordinary Shares through a book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Euroclear Belgium will receive Ahold Ordinary Shares in bearer form through the procedure provided for in Ahold’s articles of association.

The Ahold Ordinary Shares are currently listed on Euronext Amsterdam under the symbol ‘AH.’ The ISIN (International Security Identification Number) for the Ahold Ordinary Shares is NL0006033250.

C.2	Currency of the Ahold Ordinary Shares

The nominal value of the Ahold Ordinary Shares to be issued under the Merger is denominated in euro.

C.3	Share capital

On the date of the Prospectus, the authorized share capital of Ahold consists of: Ahold Ordinary Shares, Ahold Cumulative Preferred Financing Shares and Ahold Cumulative Preferred Shares. The Ahold Ordinary Shares and the Ahold Cumulative Preferred Financing Shares have a nominal value of €0.01 per share. The Ahold Cumulative Preferred Shares have a nominal value of €500 per share.

As at December 31, 2015, there were 834,373,134 Ahold Ordinary Shares, 268,415,103 Ahold Cumulative Preferred Financing Shares, issued and fully paid, and no Ahold Cumulative Preferred Shares issued. All issued Ahold Cumulative Preferred Financing Shares were outstanding. As at December 31, 2015, there were 15,901,905 Ahold Ordinary Shares held by Ahold in treasury.

C.4	Rights attached to the Ahold Ordinary Shares

Dividend rights

If in any given year profit is available for distribution, such profit will be distributed as follows:

●

If any Ahold Cumulative Preferred Shares are outstanding, a preferred dividend will be paid on each outstanding Ahold Cumulative Preferred Share in an amount equal to a specified percentage, with a minimum of at least 5.75%, of the called-up and paid-in part of the nominal value of such Ahold Cumulative Preferred Share and any unpaid preferred dividends relating to prior years. If, in a given financial year, no profit is made or the profits are insufficient to allow the full payment of the preferred dividend on the Ahold Cumulative Preferred Shares, the deficit will be paid from the distributable reserves. If the distributable reserves are not sufficient, profits earned in subsequent years will be applied first to clear the deficit on the Ahold Cumulative Preferred Shares.

●

After payment in full on the Ahold Cumulative Preferred Shares, if any Ahold Cumulative Preferred Financing Shares are outstanding, a preferred dividend will be paid on each outstanding Ahold Cumulative Preferred Financing Share in an amount equal to a specified percentage multiplied by the sum of the paid-in part of the nominal value of such Ahold Cumulative Preferred Financing Share and the premium paid on such share, and any unpaid preferred dividends relating to prior years. The specified percentage will be equal to the arithmetic average of the Euro SWAP Rate (as defined in the Ahold articles of association) over the last three days preceding the issuance of the first share of the relevant series of Ahold Cumulative Preferred Financing Shares, increased by a mark-up of up to 300 basis points as determined by the Ahold management board on the basis of the then prevailing market conditions and approved by the Ahold supervisory board. If, in a given financial year, no profit is made or the profits are insufficient to allow the full payment of the preferred dividend on the Ahold Cumulative Preferred Financing Shares, the deficit will be paid from the distributable reserves. If the distributable reserves are not sufficient, profits earned in subsequent years will be applied first to clear the deficit on the Ahold Cumulative Preferred Financing Shares.

●

Any amount of profits remaining after the payments described in the immediately preceding two bullet points above will be carried to the reserve as the Ahold supervisory board, in consultation with the Ahold management board, may deem necessary and after taking into account Ahold’s policy on additions to reserves and on dividends.

●

The then remaining profits are at the disposal of the Ahold general meeting, which may resolve to carry such profits to reserve or distribute them among the Ahold Shareholders. To the extent Ahold’s equity exceeds the sum of the paid-in and called-up part of Ahold’s issued capital and the reserves that must be maintained pursuant to Dutch law and the Ahold articles of association, the Ahold general meeting may resolve, upon a proposal from the Ahold management board with approval from the Ahold supervisory board, to make a distribution to the Ahold Shareholders from the reserves.

On a proposal of the Ahold management board with the approval of the Ahold supervisory board, the Ahold general meeting may also resolve to distribute a dividend in the form of Ahold Ordinary Shares to the Ahold Shareholders.

Pre-emptive rights

Upon an issuance of Ahold Ordinary Shares or a grant of rights to subscribe for Ahold Ordinary Shares, each existing Ahold Shareholder will have a pre-emptive right to subscribe for such newly-issued Ahold Ordinary Shares in proportion to the aggregate number of Ahold Ordinary Shares held by such holder. Ahold Shareholders will not have pre-emptive rights upon an issuance of, or a grant of rights to subscribe for, (i) Ahold Ordinary Shares to employees of Ahold or any of its subsidiaries, (ii) Ahold Ordinary Shares against payment in kind, (iii) Ahold Cumulative Preferred Shares and (iv) Ahold Cumulative Preferred Financing Shares. The holders of Ahold Cumulative Preferred Shares and Ahold Cumulative Preferred Financing Shares will not have pre-emptive rights in relation to the issuance of, or the grant of rights to subscribe for, any Ahold Ordinary Shares.

Prior to each issuance of Ahold Ordinary Shares or grant of rights to subscribe for Ahold Ordinary Shares, pre-emptive rights may be restricted or excluded by (i) a resolution of the Ahold general meeting, which resolution requires a majority of at least two-thirds of the votes cast at the Ahold general meeting, if less than 50% of the issued and outstanding share capital is represented at the Ahold general meeting or (ii) a resolution of the Ahold management board to the extent the Ahold management board has been authorized to do so by the Ahold general meeting. The Ahold general meeting may designate the Ahold management board as the corporate body authorized to, subject to approval of the Ahold supervisory board, restrict or exclude pre-emptive rights for a fixed period not exceeding five years, and such authorization may be extended from time to time for a period not exceeding five years.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, restrict or exclude pre-emptive rights in relation to the issuance of Ahold Ordinary Shares or the grant of rights to subscribe for Ahold Ordinary Shares.

Attendance of shareholders’ meetings

Each person who is an Ahold Shareholder on the record date may attend the Ahold general meeting, if such person or such person’s proxy has notified Ahold, prior to the Ahold general meeting, of its intention to attend such meeting in writing.

Voting rights

Under the Ahold articles of association, each holder of shares of Ahold is entitled to one vote with respect to that number of shares of Ahold that represents the nominal value of one Ahold Ordinary Share. As a result, Ahold Shareholders are entitled to one vote per Ahold Ordinary Share, holders of Ahold Cumulative Preferred Shares (if any are outstanding) are entitled to 50,000 votes per Ahold Cumulative Preferred Share and holders of Ahold Cumulative Preferred Financing Shares are entitled to one vote per Ahold Cumulative Preferred Financing Share. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold Cumulative Preferred Financing Shares, the total number of votes that can be exercised by holders of Ahold Cumulative Preferred Financing Shares is 74,362,963 (approximately 0.28 votes per Ahold Cumulative Preferred Financing Share). No votes may be cast at an Ahold general meeting in respect of shares that are held by Ahold or its subsidiaries.

Resolutions of the Ahold general meeting will require the approval by a majority of the votes cast without a quorum requirement, except if another majority of votes or quorum is required by Dutch law or the Ahold articles of association. If the votes on any proposal other than the election of persons are equally divided, such proposal has been rejected. Blank votes and invalid votes will not be counted. Unless Dutch law or the Ahold articles of association require a larger majority or a higher quorum requirement, resolutions proposed to be adopted by the Ahold general meeting by Ahold Shareholders will require the approval by a majority of the votes cast and such majority must represent at least one third of the issued share capital.

C.5	Restrictions on transferability

Not applicable.

C.6	Listing

Application will be made to have all Ahold Ordinary Shares admitted to listing and trading on Euronext Brussels and to have the Ahold Ordinary Shares issued as part of the Merger admitted to listing and trading on Euronext Amsterdam (together, the “Listing”). It is expected that the Listing will occur on or about the effective time of the Merger, and the expected date of the Listing will be announced by means of press release.

It is a condition to the consummation of the Merger that the Ahold Ordinary Shares to be issued as part of the Merger have been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels.

C.7	Dividend policy

On April 30, 2015, Ahold paid a dividend of €0.48 per Ahold Ordinary Share for the financial year 2014, which dividend had been proposed by the Ahold management board with the approval of the Ahold supervisory board and approved by the Ahold general meeting on April 15, 2015. Ahold’s dividend policy has been to target a payout ratio in the range of 40-50% of adjusted income from continuing operations.

While Ahold currently intends to continue to pay annual cash dividends following the consummation of the Merger, the payment of any dividends in the future will be at the discretion of the management board of the Combined Company and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the management board of the Combined Company may deem to be relevant.

Section D - Risks

D.1	Key risks relating to the business of the Combined Company

● The Combined Company’s results will be subject to risks relating to competition and pressure on profit margins in the food retail industry.

● The Combined Company will have significant financial debt outstanding that could negatively impact its business.

● Turbulence in the global credit markets and economy may adversely affect the Combined Company’s financial condition and liquidity.

●

The significance of the contributions of the Combined Company’s U.S. operations to its revenues and the geographic concentration of its U.S. operations on the east coast of the United States will make the Combined Company vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

● Increases in interest rates and/or a downgrade of the Combined Company’s credit ratings could negatively affect its financing costs and its ability to access capital.

●

A competitive labor market, changes in labor conditions or labor disruptions such as strikes, work stoppages and slowdowns may increase the Combined Company’s costs or negatively affect the Combined Company’s financial performance.

● Unfavorable exchange rate fluctuations may negatively impact the Combined Company’s financial performance.

●

Various aspects of the Combined Company’s business will be subject to federal, regional, state and local laws and regulations in the United States, the Netherlands, Belgium and other countries, in addition to environmental regulations. The Combined Company’s compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect its ability to conduct its business as planned.

●	As a result of selling products, the Combined Company will face the risk of exposure to product liability claims and adverse publicity.

●

The Combined Company may be unable to successfully develop and execute its strategy, which may include, but which will not be limited to, completing renovations and conversions, implementing brand repositioning plans and growing the Combined Company’s e-commerce business.

●	The Combined Company may be unsuccessful in managing the growth of its business or realizing the anticipated benefits of acquisitions it has made.

●

The Combined Company’s operations will be dependent on information technology, or IT, systems, the failure or breach of security of any of which could harm its operations and reputation and adversely affect its financial performance.

●	Unexpected outcomes in the Combined Company’s legal proceedings could impact its financial performance.

●	Increasing costs associated with the Combined Company’s defined benefit pension plans may adversely affect its results of operations, financial position or liquidity.

Risks Relating to the Merger

●

Because the Exchange Ratio is fixed and the market prices of the Ahold Ordinary Shares and Delhaize Ordinary Shares fluctuate, Delhaize Shareholders cannot be sure of the value of the Ahold Ordinary Shares that they will receive in the Merger on the Closing Date.

●

The Merger is subject to the expiration of the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of antitrust approval from the Belgian Competition Authority. As a condition to obtaining the required antitrust approvals, the relevant regulatory authorities may impose conditions that could have an adverse effect on Ahold, Delhaize or the Combined Company or, if such approvals are not obtained, could prevent the consummation of the Merger.

●

The Combined Company may fail to realize some or all of the anticipated cost savings, synergies, growth opportunities and other benefits of the Merger, which could adversely affect the value of the ordinary shares of the Combined Company.

●	Any delay in completing the Merger may reduce or eliminate the benefits expected to be achieved as a result of the Merger.

●

Uncertainties associated with the Merger may cause a loss of management personnel or other key employees of Ahold or Delhaize which could adversely affect the future business and operations of the Combined Company.

●	The Combined Company may be unable to successfully integrate the businesses of Ahold and Delhaize and realize the anticipated benefits of the Merger.

●	The consummation of the Merger may trigger change of control or other provisions in certain agreements to which Ahold or Delhaize is a party.

●

There can be no assurances that existing U.S. Delhaize Shareholders will not be required to recognize a gain or loss for U.S. federal income tax purposes upon the exchange of Delhaize Ordinary Shares for Ahold Ordinary Shares in the Merger.

D.2	Key risks relating to the Ahold Ordinary Shares

Risks relating to the ownership of the Combined Company’s ordinary shares

●

The rights of the Combined Company’s shareholders and the responsibilities of the members of the Combined Company’s supervisory board, management board and executive committee will be governed by Dutch law, and these rights and responsibilities, as well as the rights and responsibilities contained in the Combined Company’s organizational documents, will differ in some respects from the rights of Delhaize Shareholders and the responsibilities of Delhaize directors and executive officers under Belgian law and the current organizational documents of Delhaize.

● Existing Delhaize Shareholders will own less of the outstanding equity of, and have less voting power in, the Combined Company than they did with respect to Delhaize prior to the Merger.

●

Declaration, payment and amounts of dividends, if any, to holders of ordinary shares of the Combined Company will be uncertain and subject to a number of factors, including the Combined Company’s profits and capital reserves under Dutch law, and distributions of operating earnings to the Combined Company by its respective subsidiaries.

● Provisions in the Ahold Foundation Call Option could discourage, delay or prevent a change of control of the Combined Company.

●

If the Combined Company issues additional ordinary shares in the future, the value and voting power of its ordinary shares issued in connection with the Merger may become diluted as more ordinary shares become issued and outstanding.

●

Holders of the ordinary shares in the Combined Company who are resident or located in certain jurisdictions outside the Netherlands, including the United States, may not be able to exercise pre-emptive rights in future offerings and, as a result, may experience dilution.

Section E - Offer

E.1	Proceeds and expenses

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, and in accordance with applicable law, Delhaize will be merged with and into Ahold and, at the effective time of the Merger, Delhaize Shareholders will receive 4.75 Ahold Ordinary Shares for each Delhaize Ordinary Share they own. As a result, Ahold will not receive any proceeds.

The costs of the issue of Ahold Ordinary Shares under the Merger and the Listing, which will be borne by Ahold, are estimated not to exceed €2,012,690, including AFM fees of €65,000, Euronext Amsterdam fees of €1,000,000, Euronext Brussels fees of approximately €35,000, and SEC registration fees of approximately USD995,745 (€912,690, based on the exchange rate as published by The Wall Street Journal on January 19, 2016).

No expenses have been or will be charged to Delhaize Shareholders by Ahold in relation to the Merger.

E.2a	Reasons for the issue

Expected benefits

The expectation that the business combination will provide a number of strategic opportunities, including the following:

	●	strong, trusted local brands in complementary regions that will enable the Combined Company to better compete in its key regions and strengthen its overall market position;

	●	the Combined Company’s enhanced scale across its key regions, which will allow for more investment in innovation and help meet evolving customer needs;

●

the Combined Company’s ability to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs, including by providing a broader selection of own-brand products and by having a wider range of store formats and online offerings;

	●	the Combined Company’s expected strong cash flows, which will provide the Combined Company with an enhanced capability to invest in future growth and deliver attractive returns to its shareholders;

	●	the Combined Company’s ability to create stronger workplaces and better opportunities for associates, as well as its capacity to invest more in its communities; and

●

the Combined Company’s ability to capitalize on similar values and the heritage of family entrepreneurship, as well as complementary cultures, neighboring geographies and the impact of combining successful sustainability programs.

Accretion and synergies

The expectation that, based on the Ahold boards’ discussions with Ahold’s advisors and Delhaize, the Merger will be accretive to earnings in the first full year following completion of the Merger, with anticipated annual run-rate synergies of €500 million to be fully realized in the third year following completion of the Merger, with €350 million in one-time costs required to achieve such synergies.

E.3	Terms and conditions of the issue

The issue of the Ahold Ordinary Shares will take place as part of the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) by Ahold and Delhaize (the “Parties”) jointly, at or prior to the closing date of the Merger (“Closing Date”), of the following conditions:

	●	the extraordinary general meeting of shareholders of Ahold or any subsequent Ahold extraordinary meeting, as the case may be, has approved the following resolutions (the “Ahold Required Resolutions”):

i.

the joint cross-border merger proposal (gemeenschappelijk voorstel tot fusie), dated December 18, 2015, in accordance with applicable EU, Belgian and Dutch laws (the “Merger Proposal”) to effect the cross-border merger by the acquisition of Delhaize by Ahold, effective as from the effective time of the Merger;

ii.

the appointment of the new members of the management board and the supervisory board of the Combined Company as contemplated by the Merger Agreement, effective as from and conditional upon the effective time of the Merger; and

iii.

an amendment of the Ahold articles of association to implement the governance structure of the Combined Company set forth in the Merger Agreement, effective as from and conditional upon the effective time of the Merger;

	●	the extraordinary meeting of Delhaize Shareholders or any subsequent Delhaize extraordinary meeting, as the case may be, has approved the following resolutions:

	i.	the Merger Proposal, effective as from the effective time of the Merger; and

ii.

the cross-border merger by the acquisition of Delhaize by Ahold in accordance with the terms of the Merger Proposal, effective as from and conditional upon the effective time of the Merger and hence dissolution without liquidation of Delhaize;

●	the Parties have obtained the relevant antitrust clearances or, where applicable, the expiration or termination of the applicable waiting periods in lieu of such antitrust clearances;

●	a civil law notary (notaris) of Allen & Overy LLP, Amsterdam, has obtained the pre-merger certificate issued by a Belgian civil law notary in accordance with applicable Belgian laws;

●	the Ahold Ordinary Shares issuable in the Merger have been approved for admission to listing and trading on the Euronext Amsterdam and Euronext Brussels stock exchanges;

●

the Prospectus, filed with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”), has been approved by the AFM under Dutch law and has been passported into Belgium, in each case, in accordance with applicable laws;

●

the Registration Statement on Form F-4 of Ahold, of which the US Prospectus forms a part, has been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for that purpose are pending;

●	no opposition by an Ahold creditor has been filed or, if filed, such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;

●

no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and which prohibits or makes illegal the consummation of the Merger in accordance with the terms of the Merger Agreement; and

●	Ahold and Delhaize have obtained a ruling from the Belgian tax authorities, confirming that the Merger will benefit from tax neutrality through the application of applicable Belgian laws.

In addition, each Party’s obligation to effect the Merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by such Party, at or prior to the Closing Date, of the following additional conditions:

●

no change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect relating to the other Party has occurred since the date of the Merger Agreement which is continuing on the Closing Date;

●

the warranties of the other Party (other than certain specified warranties relating to the other Party’s share capital and the warranties relating to the absence of an event having a material adverse effect on the other Party between, in the case of Ahold, December 28, 2014, and, in the case of Delhaize, December 31, 2014, and the date of the Merger Agreement) are true and accurate as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of the other Party’s warranties to be so true and accurate (disregarding any limitation as to ‘materiality’ or ‘material adverse effect’ set forth in the other Party’s warranties), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect relating to the other Party;

●

certain specified warranties of the other Party relating to the other Party’s share capital are true and accurate in all material respects as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

●

the warranties of the other Party relating to the absence of an event having a material adverse effect on the other Party between, in the case of Ahold, December 28, 2014, and, in the case of Delhaize, December 31, 2014, and the date of the Merger Agreement) are true and accurate as of the date of the Merger Agreement; and

●	the other Party has performed in all material respects all covenants, agreements and obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date,

and such Party has received a certificate signed on behalf of the other Party by an authorized representative of the other Party dated as of the Closing Date certifying that the conditions described in the preceding five bullet points have been satisfied.

Delhaize’s obligation to effect the Merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by Delhaize at or prior to the Closing Date of the following additional condition:

●

Stichting Ahold Continuïteit (the “Ahold Foundation”) (i) has not exercised (either in whole or in part) its call option (“Ahold Foundation Call Option”), which was granted pursuant to an agreement between the Ahold Foundation and Ahold, restated as of December 15, 2003, to acquire from Ahold a number of Ahold Cumulative Preferred Shares with a nominal value of €500 each such that the total nominal value of the Ahold Cumulative Preferred Shares so acquired is equal to (a) the total nominal value of all Ahold Ordinary Shares and all Ahold Cumulative Preferred Financing Shares, in each case issued and outstanding at the time of exercising the Ahold Foundation Call Option, minus (b) the total nominal value of any Ahold Cumulative Preferred Shares held by the Ahold Foundation at such time or (ii) if the Ahold Foundation has exercised (either in whole or in part) the Ahold Foundation Call Option, has voted in favor of the Ahold Required Resolutions.

E.4	Interest material to the issue

After due inquiry and to the best of their knowledge and belief, none of Ahold, Ahold’s subsidiaries, or the members of Ahold’s supervisory board, management board or executive committee has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Delhaize. To Ahold’s knowledge, after reasonable inquiry, none of Ahold, Ahold’s subsidiaries, or the members of Ahold’s supervisory board, management board or executive committee beneficially owns or has the right to acquire any securities of Delhaize or has effected any transaction in securities of Delhaize during the past 60 days.

E.5	Selling shareholder and lock-up agreements

Not applicable. There is no selling shareholder of the Ahold Ordinary Shares issued as part of the Merger.

The Ahold Ordinary Shares will not be subject to lock-up agreements.

E.6	Dilution

Based on the estimated number of shares of Ahold and Delhaize that will be outstanding immediately prior to the consummation of the Merger, Ahold estimates that, upon the consummation of the Merger and the Ahold Capital Return, current Ahold Shareholders and holders of American depositary shares of Ahold will, directly or indirectly, hold approximately 61% and former Delhaize Shareholders and holders of American depositary shares of Delhaize will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares of the Combined Company. Based on the number of Ahold Ordinary Shares and Delhaize Ordinary Shares outstanding on January 19, 2016 (including the number of Ahold Ordinary Shares and Delhaize Ordinary Shares represented by American depositary shares of Ahold and Delhaize, respectively), Ahold will issue approximately 495,274,292 Ahold Ordinary Shares as part of the Merger (including Ahold Ordinary Shares that will be represented by American depositary shares of Ahold and Ahold Ordinary Shares expected to be issued in respect of certain equity awards of Delhaize in connection with the Merger).

E.7	Estimated expenses charged to the investor

Not applicable. No expenses have been or will be charged to Delhaize Shareholders by Ahold in relation to the Merger.

RISK FACTORS

Investing in Ahold Ordinary Shares involves risks. Please read this entire Prospectus carefully, including all information incorporated by reference into this Prospectus, including the US Prospectus. In particular, you should consider the key risks identified in this Prospectus, and the section entitled ‘Risk Factors’ beginning on page 34 of the US Prospectus for a description of the material risks that should be considered before investing in Ahold Ordinary Shares.

The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Merger, and may have a material adverse effect on the business, cash flows, financial condition or operating results of the Combined Company following the Merger.

Additional information on risk factor in the US Prospectus

The risk factor contained on page 47 of the US Prospectus refers to the Combined Company’s pro forma net debt position. Net debt is the difference between (i) the sum of loans, finance lease liabilities, cumulative preferred financing shares and short-term debt (i.e., gross debt) and (ii) cash, cash equivalents, and short-term deposits and similar instruments. In management’s view, because cash, cash equivalents, and short-term deposits and similar instruments can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure for investors to judge Ahold’s (and the Combined Company’s) leverage. Net debt may include certain cash items that are not readily available for repaying debt.

The Combined Company’s pro forma net debt as of July 12, 2015, after giving effect to the Merger and the Ahold Capital Return as if it had been completed on July 12, 2015, would have been approximately €3,986 million, comprised as set out below.

Amounts in € millions	As at July 12, 2015

Loans	3,833
Other non-current financial liabilities[1]	2,281
Other current financial liabilities[2]	265

Pro forma gross interest bearing debt	6,379
Less: Cash and cash equivalents and short-term deposits and similar instruments[3]	(2,393)

Pro forma net debt	3,986

1  Pro forma other non-current financial liabilities at July 12, 2015 also includes derivative financial instruments, reinsurance and other liabilities which are not included in gross interest bearing debt.

2  Pro forma other current financial liabilities at July 12, 2015 also includes interest payable, current portion of reinsurance liabilities, dividends payable on cumulative preferred financing shares and other which are not included in gross interest bearing debt.

3  Comprised of July 12, 2015 pro forma cash and cash equivalents of € 1,762 million and short term deposits, investments in securities and term deposits totaling € 631 million included within pro forma other current financial assets.

DOCUMENTS INCORPORATED BY REFERENCE AND DOCUMENTS ON DISPLAY

Documents incorporated by reference

This Prospectus incorporates by reference the documents set out in the exhaustive list below. The documents specifically included in or deemed incorporated into the US Prospectus that are not included in the exhaustive list below shall not be deemed to form part of this Prospectus in accordance with the applicable EU prospectus rules.

●

The US Prospectus, included in the Registration Statement on Form F-4 which was declared effective by the SEC on January 28, 2016, including annexes A, B and C to the US Prospectus, and exhibit 21.1 of the Registration Statement on Form F-4.

●

Ahold’s consolidated financial statements, and parent company financial statements, including in each case the notes thereto, for the financial year ended December 30, 2012, contained on pages 73-149 of Ahold’s Annual Report 2012, including the auditor’s report contained on page 150.

●

Ahold’s consolidated financial statements, and parent company financial statements, including in each case the notes thereto, for the financial year ended December 29, 2013, contained on pages 73-167 of Ahold’s Annual Report 2013, including the auditor’s report contained on pages 168-171.

●

Ahold’s consolidated financial statements, and parent company financial statements, including in each case the notes thereto, for the financial year ended December 28, 2014, contained on pages 64-151 of Ahold’s Annual Report 2014, including the auditor’s report contained on pages 152-158.

●

Ahold’s condensed consolidated unaudited and unreviewed interim financial statements, including the notes thereto, for the second quarter and financial half year ended July 12, 2015 contained on pages 7-18 of Ahold’s Interim Report 2015, dated August 20, 2015.

●

Ahold’s condensed consolidated unaudited and unreviewed interim financial statements, including the notes thereto, for the third quarter ended October 4, 2015, contained on pages 6-17 of Ahold’s Interim Report 2015, dated November 11, 2015.

●

Delhaize’s consolidated financial statements, including the notes thereto, for the financial year ended December 31, 2014, contained on pages 71-155 of Delhaize’s Annual Report 2014, and the auditor’s report included on pages 161-162.

●

Delhaize’s condensed consolidated unaudited interim financial statements, including the notes thereto, for the second quarter and financial half year ended June 30, 2015, contained on pages 8-18 of Delhaize’s Interim Report 2015, dated July 30, 2015.

Where parts of documents are incorporated by reference into this Prospectus, the non-incorporated parts are either not relevant for the investor or are covered elsewhere in the Prospectus. No other documents or information, including the content of Ahold’s website (www.ahold.com), the website relating to proposed combination of Ahold and Delhaize (www.adcombined.com), or of websites accessible from hyperlinks on those websites, form part of, or are incorporated by reference into, this Prospectus.

Documents on display

During the twelve months following the date of this Prospectus the following documents can be obtained free of charge, by electronic means, on Ahold’s website at www.ahold.com:

●	Ahold’s articles of association;

●

All reports, letters, and other documents, historical financial information, valuations and statements prepared by any expert at Ahold’s request any part of which is included or referred to in this Prospectus; and

●

The historical financial information of Ahold, and the historical financial information for Ahold and its subsidiary undertakings, for each of the two financial years preceding the date of this Prospectus.

IMPORTANT INFORMATION

Responsibility statement

This Prospectus is made available by Ahold. Ahold accepts responsibility for the information contained in this Prospectus. Ahold declares that it has taken all reasonable care to ensure that, to the best of its knowledge, the information contained in this Prospectus for which it is responsible is in accordance with the facts and contains no omission likely to affect its import.

Working capital

Ahold believes that it has sufficient working capital available for its present requirements; that is, for at least 12 months following the date of this Prospectus.

Capitalization and indebtedness

The information set forth in the two tables below should be read in conjunction with, and is qualified by reference to, the section entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ahold’ beginning on page 158 of the US Prospectus and Ahold’s financial statements, incorporated by reference into this Prospectus.

Capitalization

The table below sets out Ahold’s capitalization as at October 4, 2015:

a)	on an actual basis, i.e., based upon the unaudited consolidated balance sheet of Ahold as at October 4, 2015; and
b)

on an as adjusted basis, reflecting the impact of the Ahold Capital Return, of €1.0 billion, as if the Ahold Capital Return was completed on October 4, 2015 (also refer to the section entitled ‘—Ahold Capital Return’ beginning on page 92 of the US Prospectus).

The capitalization table below only reflects the capitalization of Ahold and excludes Delhaize’s capitalization.

	Actual	As adjusted[4]

	As at October 4, 2015	As at October 4, 2015

	(unaudited)
	(Amounts in € millions)

Total current debt	182	182
Guaranteed	0	0
Secured: Current portion of mortgages payable[1]	0	0
Unguaranteed / Unsecured:	182	182
- Current portion of long-term debt[2]	31	31
- Current portion of finance lease liabilities[3]	98	98
- Short term borrowings	53	53

Total non-current debt (excluding current portion of long-term debt)	3,130	3,130
Guaranteed	0	0
Secured: Non-current portion of mortgages payable[1]	9	9
Unguaranteed and unsecured:	3,121	3,121
- Notes[2]	1,109	1,109
- Financing obligations	370	370
- Other loans	2	2
- Finance lease liabilities[3]	1,143	1,143
- Cumulative preferred financing shares	497	497

Shareholders’ equity:	5,238	4,238
Share capital[5]	8	8
Additional paid-in capital	6,059	5,059
Legal reserves	313	313
Other reserves	(1,142)	(1,142)

Total	8,550	7,550

1 Mortgages payable are secured by the related underlying property.

2 Include deferred financing costs related to the Notes.

3 Finance leases relates to assets held under finance leases, mainly relating to land and buildings. Ahold does not have legal title to these assets.

4 The adjusted capitalization is adjusted for the Ahold Capital Return of €1.0 billion that will be effected prior to the Merger. The €1.0 billion has been adjusted on the additional paid-in capital as if the Ahold Capital Return has been effected on October 4, 2015.

5 Depending on the capitalization ratio to be decided upon closer to the Merger date, the share capital will also be affected by the Ahold Capital Return. The impact thereof has not been adjusted for.

Indebtedness

The table below sets out Ahold’s net indebtedness as at October 4, 2015:

a)	on an actual basis, i.e., based upon the unaudited consolidated balance sheet of Ahold as at October 4, 2015; and
b)	on an adjusted basis, reflecting the impact of the Ahold Capital Return, of €1.0 billion, as if the Ahold Capital Return was completed on October 4, 2015.

For more information on Ahold’s indebtedness, see also note 21 and 22 of Ahold’s 2014 financial statements, incorporated by reference into this Prospectus.

The indebtedness table below only reflects the net indebtedness of Ahold and excludes Delhaize’s indebtedness.

	Actual	As adjusted[2]

	As at October 4, 2015	As at October 4, 2015

	(unaudited)
	(Amounts in € millions)

A. Cash	(804)	(455)
B. Cash equivalents	(1,286)	(635)
- Investments and deposits with maturity within 3 months	(651)	-
- Deposits and similar instruments with maturity between 3 and 12 months	(635)	(635)
C. Trading securities	-	-
D. Liquidity (A) + (B) + (C)	(2,090)	(1,090)

E. Current Financial Receivable	-	-

F. Current Bank debt	-	-
G. Current portion of non-current debt¹	129	129
H. Other current financial debt	53	53
I. Current Financial Debt (F) + (G) + (H)	182	182

J. Net Current Financial Indebtedness (I) - (E) - (D)	(1,908)	(908)

K. Non-current Bank loans	-	-
L. Bonds Issued¹	1,109	1,109
M. Other non-current loans	2,021	2,021

N. Non-current Financial Indebtedness (K) + (L) + (M)	3,130	3,130

O. Net Financial Indebtedness (J) + (N)	1,222	2,222

1 Include deferred financing costs related to the bonds issued.

2 The adjusted capitalization is adjusted for the Ahold Capital Return of €1.0 billion that will be effected prior to the Merger. The €1.0 billion has been adjusted on the Cash and cash equivalents as if the Ahold Capital Return has been effected on October 4, 2015.

Ahold has no material indirect or contingent indebtedness. For further information on Ahold’s contingent liabilities and guarantees to unrelated parties, see note 34 of Ahold’s 2014 financial statements incorporated by reference into this Prospectus.

Material changes in the group’s financial or trading position

No material change in the financial or trading position of Ahold has occurred since the end of the last financial period for which interim financial statements were published, being the unaudited and unreviewed interim financial statements for the third quarter ended October 4, 2015.

Third party information

Ahold

Ahold’s consolidated financial statements, and parent company financial statements, for the financial years ended December 28, 2014, and December 29, 2013, have been audited by PricewaterhouseCoopers Accountants N.V. (“PwC”), independent auditors. Ahold’s consolidated financial statements, and parent company financial statements, for the financial year ended December 30, 2012 have been audited by Deloitte Accountants B.V. (“Deloitte NL”), independent auditors. The auditors of PwC and Deloitte NL are members of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants).

PwC and Deloitte NL have issued unqualified independent auditor’s reports in respect of the consolidated financial statements, and parent company financial statements, referred to above, which are incorporated by reference in this Prospectus.

PwC has given its consent to the inclusion of each of its audit reports, in the form and context in which it is included.

Deloitte NL has given its consent to the inclusion of its audit report, in the form and context in which it is included. Deloitte NL has not filed and will not file a consent under the US Securities Act.

PwC is located at: Thomas R. Malthusstraat 5, 1066 JR, Amsterdam, the Netherlands.

Deloitte NL is located at: Gustav Mahlerlaan 2970, 1081 LA, Amsterdam, the Netherlands.

Delhaize

Independent auditor

Delhaize’s consolidated financial statements for the financial year ended December 31, 2014, have been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA (“Deloitte BE”), independent auditors. The auditors of Deloitte BE are members of the Belgian Institute of Certified Auditors (Instituut van de Bedrijfsrevisoren).

Deloitte BE has issued an unqualified independent auditor’s report in respect of the consolidated financial statements, referred to above, which are incorporated by reference in this Prospectus.

Deloitte BE’s auditor’s report has been accurately reproduced and, as far as Ahold is aware and is able to ascertain from information published by Deloitte BE, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Deloitte BE is located at: Berkenlaan 8b, 1831 Diegem, Belgium.

Other

Opinions of Deutsche Bank AG, acting through its London Branch (“Deutsche Bank”) and Merrill Lynch International (“BofA Merrill Lynch”) are incorporated by reference in this Prospectus.

The opinions of Deutsche Bank and BofA Merrill Lynch have been accurately reproduced and, as far as Ahold is aware and is able to ascertain from information published by Deutsche Bank and BofA Merrill Lynch, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Proceeds and expenses

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, and in accordance with applicable law, Delhaize will be merged with and into Ahold and, at the effective time of the Merger, Delhaize Shareholders will receive 4.75 Ahold Ordinary Shares for each Delhaize Ordinary Share they own. As a result, Ahold will not receive any proceeds.

The costs of the issue of Ahold Ordinary Shares under the Merger and the Listing, which will be borne by Ahold, are estimated not to exceed €2,012,690, including AFM fees of €65,000, Euronext Amsterdam fees of €1,000,000, Euronext Brussels fees of approximately €35,000, and SEC registration fees of approximately USD995,745 (€912,690, based on the exchange rate as published by The Wall Street Journal on January 19, 2016).

No expenses have been or will be charged to Delhaize Shareholders by Ahold in relation to the Merger.

DIRECTORY

Company

Koninklijke Ahold N.V.

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Registration number with the Dutch Trade Register: 35000363

Commercial names: ‘Ahold’, ‘Koninklijke Ahold N.V.’ and ‘Royal Ahold’

Date of incorporation: April 29, 1920

Statutory seat: Zaandam, the Netherlands

Tel: +31-88-659-5100

Legal Advisors to Koninklijke Ahold N.V.

The Netherlands: Allen & Overy LLP Apollolaan 15 1077 AB Amsterdam The Netherlands	United States: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York New York 10017 United States of America

Independent auditor PricewaterhouseCoopers Accountants N.V. Thomas R. Malthusstraat 5 1066 JR Amsterdam The Netherlands	Exchange Agent ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands

SCHEDULE A - UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Financial Information”) is presented for illustrative purposes only to give effect to the Merger of Delhaize into Ahold. The Unaudited Pro Forma Financial Information includes the historical results of Ahold and Delhaize, which are presented in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

At the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement:

●	Ahold will issue (toekennen), for each issued and outstanding Delhaize Ordinary Share (other than any Delhaize Ordinary Share held in treasury by Delhaize or held by Ahold), 4.75 Ahold Ordinary Shares and all Delhaize Ordinary Shares will no longer be outstanding, will automatically be cancelled and will cease to exist;

●	each Delhaize Ordinary Share held in treasury by Delhaize and each Delhaize Ordinary Share held by Ahold, if any, will no longer be outstanding and will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor; and

●	each American depositary share of Delhaize (“Delhaize ADS”) will no longer be outstanding and will be cancelled in exchange for the right of the holder of such Delhaize ADS to receive, at its election:

¡	an amount of American depositary shares of Ahold (“Ahold ADSs”) equal to the product of (v) the number of Delhaize Ordinary Shares represented by one Delhaize ADS (the “Delhaize ADS Ratio”), multiplied by (w) the Exchange Ratio divided by (x) the number of Ahold Ordinary Shares represented by one Ahold ADS; or

¡	an amount of Ahold Ordinary Shares equal to the product of (y) the Delhaize ADS Ratio multiplied by (z) the Exchange Ratio.

It is expected that, if all of the Delhaize Ordinary Shares and Delhaize ADSs outstanding on January 19, 2016, are exchanged pursuant to the Merger, Ahold would issue Ahold Ordinary Shares (including Ahold Ordinary Shares represented by Ahold ADSs but excluding any Delhaize equity awards which are discussed below) with an aggregate estimated fair value of €9,269 million based on the €18.79 closing price of the Ahold Ordinary Shares on Euronext Amsterdam on January 19, 2016.

Treatment of Delhaize Equity Awards

The Merger Proposal provides that Delhaize will take such actions as may reasonably be required to effect the following:

●	implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ordinary share granted pursuant to the Delhaize Group 2007 Stock Option Plan for Associates of Non-US Companies (“Delhaize EU Option”), outstanding prior to the effective time of the Merger, whether vested or unvested, so that such Delhaize EU Option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU Option will obtain Delhaize Ordinary Shares following the exercise of such Delhaize EU Option, with each unexercised Delhaize EU Option outstanding at the end of such exercise period being forfeited;

●	implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ADS granted pursuant to the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (“Delhaize US Option”) outstanding prior to the effective time of the Merger, whether vested or unvested, so that such Delhaize US Option will be cancelled and the holder of such Delhaize US Option will receive in exchange for such Delhaize US Option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the Merger over the exercise price of such Delhaize US Option;

●	implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize Ordinary Shares that is subject to performance conditions and granted pursuant to the Delhaize Group 2014 European Performance Stock Unit Plan (“Delhaize EU PSU”) outstanding prior to the effective time of the Merger, whether vested or unvested, so that such Delhaize EU PSU will be cancelled as from the effective time of the Merger and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold Ordinary Shares equal to the product of (i) the Delhaize EU PSU amount described in the section entitled ‘The Merger—Treatment of Delhaize Equity Awards’ beginning on page 93 of the US Prospectus multiplied by (ii) the Exchange Ratio; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize executive committee, which will be treated as described in the section entitled “The Merger—Treatment of Delhaize Equity Awards” beginning on page 93 of the US Prospectus;

●	implement or, to the extent necessary, adjust the terms of each restricted stock unit with respect to Delhaize ADSs granted pursuant to the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective May 24, 2012 (“Delhaize US RSU/PSU”), outstanding prior to the effective time of the Merger, whether vested or unvested, so that such Delhaize US RSU/PSU will be cancelled as from the effective time of the Merger and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the Merger; and

●	the Delhaize US incentive plans and the agreements evidencing the grants of the Delhaize US Options and Delhaize US RSU/PSUs will be terminated.

Based upon the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to consummation of the Merger, Ahold estimates that, upon consummation of the Merger and the Ahold Capital Return, current Ahold Shareholders will hold approximately 61% and former Delhaize Shareholders will hold approximately 39% of the outstanding ordinary shares of the Combined Company.

Basis of presentation

The Merger will be accounted for as a business combination using the acquisition method of accounting under IFRS 3 with Ahold considered as the acquirer of Delhaize. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 and requires, among other things, that most of the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognized as goodwill. The purchase price calculation and purchase price allocation presented herein are preliminary and were made solely for the purpose of preparing this Unaudited Pro Forma Financial Information.

Following consummation of the Merger, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period following the date of consummation of the Merger. Differences between this preliminary purchase price allocation presented herein and the final acquisition accounting will occur and these differences could have a material impact on the accompanying Unaudited Pro Forma Financial Information and the Combined Company’s future results of operations and financial position.

The Unaudited Pro Forma Financial Information presented in this Prospectus is derived from (a) the audited consolidated financial statements of Ahold as of and for the financial year ended December 28, 2014, incorporated by reference into this Prospectus, (b) the unaudited condensed consolidated interim financial statements of Ahold as of and for the second quarter and financial half year ended July 12, 2015, incorporated by reference into this Prospectus, (c) the audited consolidated financial statements of Delhaize as of and for the financial year ended December 31, 2014, incorporated by reference into this Prospectus and (d) the unaudited condensed consolidated interim financial statements of Delhaize as of and for the second quarter and financial half year ended June 30, 2015, incorporated by reference into this Prospectus. The historical financial statements of both Ahold and Delhaize are presented in accordance with IFRS as adopted by the EU. The Unaudited Pro Forma Financial Information presented in this Prospectus should be read in conjunction with the historical financial statements, the accompanying notes thereto and the other information contained in or incorporated by reference into this Prospectus. Also refer to the section entitled ‘Where You Can Find More Information’ beginning on page 310 of the US Prospectus.

The unaudited pro forma condensed combined balance sheet as of July 12, 2015 gives effect to the Merger as if it had occurred on that date and due to different financial period end dates, combines the historical balance sheet of Ahold as of July 12, 2015 and the historical balance sheet of Delhaize as of June 30, 2015.

The unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and for the financial year ended December 28, 2014, give effect to the Merger as if it had occurred on December 30, 2013. A pro forma adjustment has been made for the purposes of the unaudited pro forma condensed combined financial information for the financial half year ended July 12, 2015 to reflect the difference in the number of days in the financial half year periods of Ahold and Delhaize. The financial half year ended July 12, 2015 for Ahold was from December 29, 2014 to July 12, 2015, and the financial half year ended June 30, 2015 for Delhaize was from January 1, 2015 to June 30, 2015. The different financial half year periods for Ahold and Delhaize result in a difference of 15 days, and the pro forma adjustment (Note 2A) was calculated on the basis of the unaudited results for Delhaize for the month of July 2015 and pro-rated for 15 days. The unaudited pro forma condensed combined income statement of Ahold for the financial year ended December 28, 2014 combines the historical results of Ahold for the financial year ended December 28, 2014 and the historical results of Delhaize for the financial year ended December 31, 2014. No pro forma adjustments have been made with respect to the one-day difference in the length of Ahold’s financial year ended December 28, 2014 and Delhaize’s financial year ended December 31, 2014 because the impact of the one-day difference was not considered to be material.

The Unaudited Pro Forma Financial Information reflects adjustments to historical financial information to give pro forma effect to events that are (i) directly attributable to the Merger, and (ii) factually supportable. The Unaudited Pro Forma Financial Information and explanatory notes thereto present how Ahold’s financial statements may have appeared had the businesses actually been combined and had Ahold’s capital structure reflected the Merger as of the dates noted above.

Ahold has performed a preliminary review of Delhaize’s IFRS accounting policies to determine whether any adjustments were necessary to ensure comparability in the Unaudited Pro Forma Financial Information. Certain reclassifications were made to amounts in Delhaize’s financial statements to align with Ahold’s presentation as described further in Note 2 to the Unaudited Pro Forma Financial Information. Based on the information available at this time, Ahold is not aware of any recognition and measurement differences or any other presentation differences that could have a material impact on the Unaudited Pro Forma Financial Information.

Upon consummation of the Merger, the Combined Company will conduct a detailed review of Delhaize’s recognition and measurement policies and financial statement presentations. As a result of that review, the Combined Company may identify recognition and measurement differences and additional presentation differences between the two companies that, when conformed, could have a further impact on the amounts included in and presentation of the combined financial statements.

The unaudited pro forma condensed combined income statements do not reflect any expected cost savings, synergies, restructuring actions or integration-related costs that Ahold expects to generate or incur. Liabilities may ultimately be recorded for severance, relocation or retention costs related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting markets or specific stores due to, for example, requirements from the pending regulatory processes in the United States and Belgium. The ultimate recognition of such costs and liabilities would affect amounts in the Unaudited Pro Forma Financial Information, and such costs and liabilities could be material. While regulatory approval requests have been made or are in the process of being prepared, the requirements from regulatory agencies for exiting certain markets or stores are currently not known and it is therefore not possible to reliably estimate the potential impact.

Actual results may differ materially from the assumptions made for the purposes of the Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information is not necessarily indicative of the financial position or results of Ahold’s operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that the Combined Company will experience going forward.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR THE FINANCIAL HALF YEAR ENDED JULY 12, 2015

	Ahold (unaudited)	Delhaize (Reclassified) (unaudited) Note 2	Delhaize 15 days pro forma adjustment (unaudited) Note 2A	Pro forma adjustments (unaudited)	Notes	Ahold Delhaize Pro forma (unaudited)
€ million (except share data in ‘000s and EPS)

Net sales	19,977	11,934	959	-		32,870
Cost of sales	(14,567)	(9,015)	(730)	(4)	3(c), 3(d), 3(l)	(24,316)

Gross profit	5,410	2,919	229	(4)		8,554

Selling expenses	(4,056)	(2,091)	(161)	(26)	3(c), 3(d), 3(l), 3(m)	(6,334)
General and administrative expenses	(707)	(497)	(38)	19	3(c), 3(d), 3(l), 3(r), 3(t)	(1,223)

Total operating expenses	(4,763)	(2,588)	(199)	(7)		(7,557)

Operating income	647	331	30	(11)		997

Interest income	3	9	-	-		12
Interest expense	(126)	(91)	(7)	17	3(e), 3(h)	(207)
Net interest expense on defined benefit pension plans	(8)	(2)	-	-		(10)
Other financial expenses	(9)	(55)	(2)	-		(66)

Net financial expenses	(140)	(139)	(9)	17		(271)

Income before income taxes	507	192	21	6		726

Income taxes	(107)	(52)	(5)	(1)	3(r), 3(s), 3(t)	(165)
Share in income of joint ventures	6	2	-	-		8

Income from continuing operations	406	142	16	5		569
Income (loss) from discontinued operations	2	(8)	-	-		(6)

Net income attributable to ordinary shareholders	408	134	16	5		563

Net income per share attributable to ordinary shareholders
Basic	0.50	1.31				0.44
Diluted	0.49	1.30				0.44

Income from continuing operations per share attributable to ordinary shareholders
Basic	0.49	1.38				0.45
Diluted	0.48	1.37				0.44

Weighted average number of ordinary shares outstanding
Basic	822,414	102,319				1,264,911
Diluted	863,273	103,278				1,305,769

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED DECEMBER 28, 2014

	Ahold	Delhaize (reclassified) (unaudited) Note 2	Pro forma adjustments (unaudited)	Notes	Ahold Delhaize Pro forma (unaudited)
€ million (except share data in ‘000s and EPS)

Net sales	32,774	21,361	-		54,135
Cost of sales	(24,088)	(16,208)	(10)	3(c), 3(d), 3(l)	(40,306)

Gross profit	8,686	5,153	(10)		13,829

Selling expenses	(6,424)	(3,640)	(62)	3(c), 3(d), 3(l), 3(m)	(10,126)
General and administrative expenses	(1,012)	(1,090)	(180)	3(c), 3(d), 3(l), 3(r), 3(t)	(2,282)

Total operating expenses	(7,436)	(4,730)	(242)		(12,408)

Operating income	1,250	423	(252)		1,421

Interest income	6	11	-		17
Interest expense	(212)	(175)	34	3(e), 3(h)	(353)
Net interest expense on defined benefit pension plans	(16)	(5)	-		(21)
Other financial expenses	(13)	(3)	-		(16)

Net financial expenses	(235)	(172)	34		(373)

Income before income taxes	1,015	251	(218)		1,048

Income taxes	(248)	(66)	64	3(r), 3(s), 3(t)	(250)
Share in income of joint ventures	24	4	-		28

Income from continuing operations	791	189	(154)		826

Income (loss) from discontinued operations	(197)	(99)	-		(296)

Net income attributable to ordinary shareholders	594	90	(154)		530

Net income per share attributable to ordinary shareholders
Basic	0.68	0.88			0.40
Diluted	0.67	0.87			0.40
Income from continuing operations per share attributable to ordinary shareholders
Basic	0.90	1.85			0.63
Diluted	0.88	1.84			0.62

Weighted average number of ordinary shares outstanding
Basic	878,757	101,434			1,321,254
Diluted	924,074	101,937			1,366,570

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JULY 12, 2015

	Ahold (unaudited)	Delhaize (reclassified) (unaudited) Note 2	Pro forma adjustments (unaudited)	Notes	Ahold Delhaize Pro forma (unaudited)
€ million
Assets
Goodwill[1]	1,128	3,392	1,589	3(a), 3(g)	6,109
Property, plant and equipment	6,396	4,199	1,266	3(d)	11,861
Investment property	575	101	1	3(d)	677
Intangible assets[1]	682	785	2,481	3(c)	3,948
Investments in joint ventures and associates	201	32	18	3(i)	251
Other non-current financial assets	520	75	-		595
Deferred tax assets	551	62	(19)	3(j)	594
Other non-current assets	40	2	-		42

Total non-current assets	10,093	8,648	5,336		24,077

Assets held for sale	2	3	-		5
Inventories	1,607	1,460	-		3,067
Receivables	709	642	-		1,351
Other current financial assets	496	213	-		709
Income taxes receivable	11	16	-		27
Other current assets	235	138	-		373
Cash and cash equivalents	1,467	1,295	(1,000)	3(p)	1,762

Total current assets	4,527	3,767	(1,000)		7,294

Total assets	14,620	12,415	4,336		31,371

Equity and liabilities
Equity attributable to ordinary shareholders	4,993	5,817	2,342	3(b), 3(p), 3(r)	13,152

Loans	1,510	1,916	407	3(e)	3,833
Other non-current financial liabilities	2,064	539	117	3(h)	2,720
Pensions and other post-employment benefits	441	139	-		580
Deferred tax liabilities	100	369	1,113	3(k)	1,582
Provisions	708	278	7	3(o)	993
Other non-current liabilities	303	64	88	3(f), 3(l), 3(m)	455

Total non-current liabilities	5,126	3,305	1,732		10,163

Accounts payable	2,501	2,257	-		4,758
Other current financial liabilities	287	118	9	3(h)	414
Income taxes payable	64	45	69	3(n)	178
Provisions	261	224	-		485
Other current liabilities	1,388	649	184	3(f), 3(l) 3(q), 3(r)	2,221

Total current liabilities	4,501	3,293	262		8,056

Total equity and liabilities	14,620	12,415	4,336		31,371

See accompanying notes to unaudited pro forma condensed combined financial information.

(1)	€1,128 million of goodwill included within intangible assets of Ahold has been reclassified and shown separately for pro forma financial statement purposes.

Notes

Note 1 – Merger with Delhaize

The Merger will be accounted for in accordance with IFRS 3 using the acquisition method of accounting under which the purchase consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the date of consummation of the Merger. The excess of the preliminary estimated purchase consideration over the estimated fair value of the identifiable net assets acquired has been allocated to goodwill in the Unaudited Pro Forma Financial Information.

Preliminary estimate of the fair value purchase consideration

The purchase consideration to acquire Delhaize consists of the Ahold Ordinary Shares and Ahold ADSs which will be issued to Delhaize Shareholders and Delhaize ADS holders pursuant to the Merger Agreement. As per the Merger Agreement, the purchase consideration will consist of 4.75 Ahold Ordinary Shares for each outstanding Delhaize Ordinary Share and each Delhaize EU Option and each Delhaize EU PSU, to the extent these Delhaize EU PSUs are not held by the members of the Delhaize executive committee.

The preliminary estimate of the purchase consideration is as follows:

€ million	Estimated preliminary value
Preliminary fair value estimate of Ahold equity issued in exchange for
Delhaize Ordinary Shares (a)	9,215
Delhaize EU Options (b)	41
Delhaize EU PSU awards (c)	13

Preliminary estimate of purchase consideration	9,269

The preliminary fair value estimate of the purchase consideration has been calculated based on the following assumptions:

(a)	The calculation is based on 103,248,706 outstanding Delhaize Ordinary Shares on January 19, 2016 and the closing price of the Ahold Ordinary Shares of €18.79 on Euronext Amsterdam on January 19, 2016 and the Exchange Ratio of 4.75 Ahold Ordinary Shares for every one Delhaize Ordinary Share. Included in this amount is the purchase consideration related to the conversion of the Delhaize ADS (represented by underlying Delhaize Ordinary Shares) into Ahold Ordinary Shares on the assumption that all the Delhaize ADS holders will elect to convert their existing Delhaize ADS holding into Ahold Ordinary Shares.

(b)	The calculation is based on 4,133,778 Ahold Ordinary Shares issued at the January 19, 2016 closing price of €18.79 on Euronext Amsterdam per Ahold Ordinary Share in exchange for 870,269 Delhaize EU Options outstanding as of January 19, 2016 that are assumed to be exercised for Delhaize Ordinary Shares in connection with the Merger. For the purpose of the Unaudited Pro Forma Financial Information, out-of-the money Delhaize EU Options are not expected to be exercised by the option holders and hence have not been included in this computation. The amount included in the purchase consideration represents the value of the Ahold Ordinary Shares net of the exercise price of €37 million for the options which will be received as consideration for exercise from the option holders.

(c)	The calculation is based on 709,161 Ahold Ordinary Shares issued at the January 19, 2016 closing price of €18.79 on Euronext Amsterdam per Ahold Ordinary Share, in exchange for 149,297 Delhaize EU PSU awards outstanding as of January 19, 2016, which are the Delhaize EU PSUs other than those held by members of the Delhaize executive committee. See also Note 3(u).

The preliminary estimate of the purchase consideration reflected in the Unaudited Pro Forma Financial Information does not purport to represent the actual purchase consideration to be paid upon consummation of the Merger. In accordance with IFRS, the fair value of the Ahold Ordinary Shares to be issued as part of the purchase consideration will be measured on the Closing Date at the then-current market price. The number of Ahold Ordinary Shares to be issued pursuant to the Merger in exchange for the settlement of the Delhaize EU Options and the Delhaize EU PSUs (other than those held by members of the Delhaize executive committee) will be determined on the Closing Date of the Merger with reference to the outstanding Delhaize EU Options and Delhaize EU PSUs existing as on that date. The number of outstanding Delhaize EU Options and Delhaize EU PSUs will be impacted by new grants and any forfeiture or lapse of granted equity awards. These requirements will likely result in an actual purchase consideration which may differ materially from the amount assumed in the Unaudited Pro Forma Financial Information. A change of 25% in the price per Ahold Ordinary Share, compared to the closing price of €18.79 at January 19, 2016 used for the purposes of these unaudited pro forma financial statements, would increase or decrease the estimated purchase consideration by approximately €2,327 million, which would be reflected as an increase or decrease predominantly to goodwill.

Assets acquired and liabilities assumed in connection with the Merger

The preliminary allocation of the estimated purchase consideration is based upon estimates that Ahold believes are reasonable. As of the date of this Prospectus, due to limited access to Delhaize’s financial information, Ahold has not yet completed the detailed valuation studies necessary to arrive at the required estimates of the fair value for all of Delhaize’s assets to be acquired and liabilities to be assumed in the Merger. Upon consummation of the Merger, the Combined Company will conduct a detailed valuation of all assets and liabilities as of the Closing Date, and the fair values determined as a result of such detailed valuation may differ materially from the amounts presented herein. Delhaize’s consolidated balance sheet information as of June 30, 2015 was used in the preliminary purchase price allocation presented below.

The preliminary purchase price allocation is detailed as follows:

	Purchase price allocated	Notes

€ million
Book value of net assets acquired as of June 30, 2015	5,817
Adjusted for:
Elimination of existing goodwill and intangible assets	(4,177)	3(a), 3(c)

Adjusted book value of net assets acquired as of June 30, 2015	1,640
Preliminary fair value adjustments to:
Intangible Assets	3,266	3(c)
Property, plant and equipment	1,267	3(d)
Loans	(407)	3(e)
Finance Lease Obligations	(126)	3(h)
Unfavourable Leases	(117)	3(l)
Other assets and liabilities	(103)	3(f), 3(i), 3(m), 3(n), 3(o), 3(q)
Deferred taxes	(1,132)	3(j), 3(k)

Preliminary fair value of assets acquired and liabilities assumed	4,288
Acquired goodwill	4,981	3(g)

Total estimated purchase price	9,269

Note 2 – Reclassification of Delhaize’s historical financial information

Certain reclassifications have been made to align Delhaize’s historical financial information with Ahold’s financial statement presentation. These reclassifications relate to different balance sheet and income statement captions used by Ahold and minor differences in classification of certain balances. Upon consummation of the Merger, the Combined Company will conduct a detailed review of Delhaize’s financial statement presentation. As a result of that review, the Combined Company may identify additional presentation differences between the two companies that, when conformed, could have further impact on the presentation of the combined financial statements. Based on the information available at this time, Ahold is not aware of any other presentation differences that could have a material impact on the Unaudited Pro Forma Financial Information.

	As of June 30, 2015
	Delhaize (Historical)	Reclassification	Notes	Delhaize (Reclassified)
€ million

Assets
Goodwill	3,381	11	(ii)	3,392
Intangible assets	792	(7)	(i), (ii)	785
Property, plant and equipment	4,199	-		4,199
Investment property	101	-		101
Investments accounted for using the equity method	32	(32)	(iii)	-
Financial assets	21	(21)	(iv), (x)	-
Derivative instruments	7	(7)	(v)	-
Other non-current assets	116	(114)	(i), (vi), (vii),(xxii)	2
Investments in joint ventures and associates	-	32	(iii)	32
Other non-current financial assets	-	75	(iv), (v), (vii),(xxii)	75
Deferred tax assets	-	62	(vi)	62

Total non-current assets	8,649	(1)		8,648

Inventories	1,447	13	(xi)	1,460
Receivables	642	-		642
Financial assets	239	(239)	(viii), (ix)	-
Other current assets	167	(29)	(xi), (xii)	138
Cash and cash equivalents	1,268	27	(ix), (x)	1,295
Assets held for sale	3	-		3
Other current financial assets	-	213	(viii)	213
Income taxes receivable	-	16	(xii)	16

Total current assets	3,766	1		3,767

Long-term debt	1,916	(1,916)	(xiii)	-
Obligations under finance lease	487	(487)	(xiv)	-
Deferred tax liabilities	369	-		369
Derivative instruments	52	(52)	(xv)	-
Provisions (Non-current)	417	(139)	(xvi)	278
Other non-current liabilities	64	-		64
Loans	-	1,916	(xiii)	1,916
Other non-current financial liabilities	-	539	(xiv), (xv)	539
Pensions and other post-employment benefits	-	139	(xvi)	139

Total non-current liabilities	3,305	-		3,305

Long-term debt - current portion	10	(10)	(xvii)	-
Obligations under finance lease	73	(73)	(xviii)	-
Accounts payable	2,241	16	(xix)	2,257
Provisions (Current)	224	-		224

	As of June 30, 2015
	Delhaize (Historical)	Reclassification	Notes	Delhaize (Reclassified)

€ million
Other current liabilities	745	(96)	(xix), (xx), (xxi)	649
Other current financial liabilities	-	118	(xvii), (xviii), (xxi)	118
Income taxes payable	-	45	(xx)	45

Total current liabilities	3,293	-		3,293

The following reclassifications have been made to align Delhaize’s historical balance sheet position as of June 30, 2015 with Ahold’s financial statement presentation as of July 12, 2015:

(i)	Reclassification of €4 million assets relating to Franchises and affiliates from Other non-current assets to Intangible assets.

(ii)	Reclassification of €11 million land related defensive assets from Intangible assets to Goodwill.

(iii)	Reclassification of €32 million investments in joint ventures from Investments accounted for using the equity method to Investments in joint ventures and associates.

(iv)	Reclassification of €20 million relating to guarantees and deposits from Financial assets (non-current) to Other non-current financial assets.

(v)	Reclassification of €7 million derivative assets from Derivative instruments (non-current) to Other non-current financial assets.

(vi)	Reclassification of €62 million deferred taxes from Other non-current assets to Deferred tax asset.

(vii)	Reclassification of €21 million financial assets such as long term receivables from Other non-current assets to Other non-current financial assets.

(viii)	Reclassification of €213 million financial assets from Financial assets (current) to Other current financial assets.

(ix)	Reclassification of €26 million restricted cash from Financial assets (current) to Cash and cash equivalents.

(x)	Reclassification of €1 million restricted cash from Financial assets (non-current) to Cash and cash equivalents.

(xi)	Reclassification of €13 million lottery ticket inventory from Other current assets to Inventories.

(xii)	Reclassification of €16 million income tax receivable from Other current assets to Income taxes receivable.

(xiii)	Reclassification of €1,916 million debt from Long term debt (non-current) to Loans (non-current).

(xiv)	Reclassification of €487 million finance lease liabilities from Obligations under finance lease (non-current) to Other non-current financial liabilities.

(xv)	Reclassification of €52 million derivative liabilities from Derivative instruments (non-current) to Other non-current financial liabilities.

(xvi)	Reclassification of €139 million employee benefit liabilities from Provisions (non-current) to Pension and other post-employment benefits.

(xvii)	Reclassification of €10 million debt from Long term debt - current portion to Other current financial liabilities.

(xviii)	Reclassification of €73 million finance lease liabilities from Obligations under finance leases (current) to Other current financial liabilities.

(xix)	Reclassification of €16 million lottery ticket liability from Other current liabilities to Accounts payable.

(xx)	Reclassification of €45 million income tax payable from Other current liabilities to Income taxes payable.

(xxi)	Reclassification of €35 million accrued interest on long term debt from Other current liabilities to Other current financial liabilities.

(xxii)	Reclassification of €27 million deposits with Western Union from Other non-current assets to Other non-current financial assets.

The following reclassifications have been made to align Delhaize’s historical income statement for the financial half year ended June 30, 2015 with Ahold’s financial statement presentation for the financial half year ended July 12, 2015:

	For the financial half year ended June 30, 2015
	Delhaize (Historical)	Reclassification	Notes	Delhaize (Reclassified)
€ million

Revenues	11,934	-		11,934
Cost of sales	(9,022)	7	(i)	(9,015)

Gross profit	2,912	7		2,919

Other operating income	53	(53)	(iii)	-
Selling, general and administrative expenses	(2,566)	2,566	(i), (iv), (v)	-
Other operating expenses	(68)	68	(ii)	-
Selling expenses	-	(2,091)	(iii), (iv)	(2,091)
General and administrative expenses	-	(497)	(ii), (iii), (v)	(497)

Operating profit	331	-		331

Finance costs	(142)	142	(vi), (vii), (xi)	-
Income from investments	3	(3)	(viii), (ix)	-
Share of results of joint venture equity accounted	2	(2)	(x)	-
Interest income	-	9	(viii)	9
Interest expense	-	(91)	(vi)	(91)
Net interest expense on defined benefit pension plans	-	(2)	(xi)	(2)
Other financial expenses	-	(55)	(vii), (ix)	(55)
Profit (loss) before taxes and discontinued operations	194	(2)		192

Income tax expense	(52)	-		(52)
Share in income of joint ventures	-	2	(x)	2

Net profit (loss) from continuing operations	142	-		142
Income (loss) from discontinued operations	(8)	-		(8)

Net income attributable to ordinary shareholders	134	-		134

(i)	Reclassification of €7 million vendor allowances (credit) from Selling, general and administrative expenses to Cost of sales. The remaining vendor allowances were classified by Delhaize within Cost of sales which is consistent with the approach followed by Ahold.

(ii)	Reclassification of €68 million from Other operating expenses to General and administrative expenses.

(iii)	Reclassification of €50 million from Other operating income to Selling expenses primarily relating to sub lease income and other miscellaneous income and €3 million from Other operating income to General and administrative expenses.

(iv)	Reclassification of €2,141 million from Selling, general and administrative expenses to Selling expenses based on costs incurred with respect to the stores. These costs include staff expenses, advertising, rent, repairs and maintenance, depreciation and amortization, utilities and supplies.

(v)	Reclassification of €432 million from Selling, general and administrative expenses to General and administrative expenses based on costs incurred with respect to support activities. These costs include staff expenses, rent, repairs and maintenance, purchase of outsourced services, depreciation and amortization.

(vi)	Reclassification of €91 million interest expense relating to long term loans from Finance costs to Interest expense.

(vii)	Reclassification of €49 million net fair value movements on unhedged derivative contracts from Finance costs to Other financial expenses.

(viii)	Reclassification of €9 million from Income from investments to Interest income.

(ix)	Reclassification of €6 million cost relating to fair value movement on derivatives designated as fair value hedges from Income from investments to Other financial expenses.

(x)	Reclassification of €2 million from Share of results of joint venture equity accounted (net of tax) to Share in income of joint ventures.

(xi)	Reclassification of €2 million from Finance costs to Net interest expense on defined benefit pension plans.

The following reclassifications were made to align Delhaize’s historical income statement for the financial year ended December 31, 2014 with Ahold’s financial statement presentation for the financial year ended December 28, 2014:

	For the financial year ended December 31, 2014
	Delhaize (Historical)	Reclassification	Notes	Delhaize (Reclassified)
€ million

Revenues	21,361	-		21,361
Cost of sales	(16,222)	14	(i)	(16,208)

Gross profit	5,139	14		5,153

Other operating income	119	(119)	(iii)	-
Selling, general and administrative expenses	(4,503)	4,503	(i), (iv), (v)	-
Other operating expenses	(332)	332	(ii)	-
Selling expenses	-	(3,640)	(iii), (iv)	(3,640)
General and administrative expenses	-	(1,090)	(ii), (iii), (v)	(1,090)

Operating profit	423	-		423

Finance costs	(188)	188	(vi), (vii), (xi)	-
Income from investments	16	(16)	(viii), (ix)	-
Share of results of joint venture equity accounted	4	(4)	(x)	-
Interest income	-	11	(viii)	11
Interest expense	-	(175)	(vi)	(175)
Net interest expense on defined benefit pension plans	-	(5)	(xi)	(5)
Other financial expenses	-	(3)	(vii), (ix)	(3)

Profit (loss) before taxes and discontinued operations	255	(4)		251

Income tax expense	(66)	-		(66)
Share in income of joint ventures	-	4	(x)	4

Net profit (loss) from continuing operations	189	-		189
Income (loss) from discontinued operations	(99)	-		(99)

Net income attributable to ordinary shareholders	90	-		90

(i)	Reclassification of €14 million vendor allowances (credit) from Selling, general and administrative expenses to Cost of sales. The remaining vendor allowances were classified by Delhaize within Cost of sales which is consistent with the approach followed by Ahold.

(ii)	Reclassification of €332 million from Other operating expenses to General and administrative expenses.

(iii)	Reclassification of €102 million from Other operating income to Selling expenses primarily relating to sub lease income and other miscellaneous income and €17 million from Other operating income to General and administrative expenses.

(iv)	Reclassification of €3,742 million from Selling, general and administrative expenses to Selling expenses based on costs incurred with respect to the stores. These costs include staff expenses, advertising, rent, repairs and maintenance, depreciation and amortization, utilities and supplies.

(v)	Reclassification of €775 million from Selling, general and administrative expenses to General and administrative expenses based on costs incurred with respect to support activities. These costs include staff expenses, rent, repairs and maintenance, purchase of outsourced services, depreciation and amortization.

(vi)	Reclassification of €175 million interest expense relating to long term loans from Finance costs to Interest expense.

(vii)	Reclassification of €8 million net fair value movements on unhedged derivative contracts from Finance costs to Other financial expenses.

(viii)	Reclassification of €11 million from Income from investments to Interest income.

(ix)	Reclassification of €5 million income relating to fair value movement on derivatives designated as fair value hedges from Income from investments to Other financial expenses.

(x)	Reclassification of €4 million from Share of results of joint venture equity accounted (net of tax) to Share in income of joint ventures.

(xi)	Reclassification of €5 million from Finance costs to Net interest expense on defined benefit pension plans.

Note 2A – Delhaize 15 days pro forma adjustment

A pro forma adjustment has been made for the purposes of the unaudited pro forma condensed combined financial information for the financial half year ended July 12, 2015 to reflect the difference in the number of days in the financial half year periods of Ahold and Delhaize. The financial half year ended July 12, 2015 for Ahold was from December 29, 2014 to July 12, 2015, and the financial half year ended June 30, 2015 for Delhaize was from January 1, 2015 to June 30, 2015. The different financial half year periods for Ahold and Delhaize result in a difference of 15 days, and the pro forma adjustment was calculated on the basis of the unaudited results for Delhaize for the month of July 2015 and pro-rated for 15 days.

Note 3 – Pro forma adjustments

The following pro forma adjustments give effect to the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014, and the unaudited pro forma condensed combined balance sheet as of July 12, 2015.

(a)	The adjustment reflects the elimination of the historical goodwill of Delhaize totalling €3,392 million as of June 30, 2015.

(b)	Shareholders’ equity of Delhaize totalling €5,817 million as of June 30, 2015 has been eliminated. The adjustment reflects the difference between the equity consideration paid of €9,269 million and the elimination of equity of €5,817 million resulting in a net equity adjustment of €3,452 million in the unaudited pro forma combined condensed balance sheet as of July 12, 2015. The Ahold Capital Return of €1.0 billion and accrual of future transaction costs of €110 million also results in a further reduction of shareholders equity resulting in a total adjustment of €2,342 million.

(c)	The preliminary fair values of Brand names and Contractual relationships have been determined primarily through an income approach, which requires an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach. The preliminary fair values of Lease-related intangibles have been assessed through a market approach which requires a comparison of contract and market prices. The preliminary fair value of Other Intangible Assets has been assessed through an income, market approach or replacement cost approach. The preliminary fair value estimates of the identifiable intangible assets and their average amortization lives are estimated as follows:

					Estimated incremental amortization
	Note	Current carrying value	Preliminary fair value adjustment	Range of amortization life - FV adjustment	Financial half year ended July 12, 2015	Financial year ended December 28, 2014

€ million
Lease-related intangibles	i.	31	109	2 to 25 years	13	30
Software	ii.	247	-	N/A	-	-
Contractual relationships	iii.	10	575	20 to 40 years	8	16
Brand names	iv.	489	1,774	5 years to indefinite	1	2
Others	v.	8	23	7 to 15 years	2	3

Total		785	2,481		24	51

Of the total increase in amortization expense of €24 million arising from fair value adjustments for the financial half year ended July 12, 2015, €3 million has been allocated to cost of sales, €16 million has been allocated to selling expenses and €5 million has been allocated to general and administrative expenses. Similarly, of the total increase in amortization expense of €51 million arising from fair value adjustments for the financial year ended December 28, 2014, €6 million has been allocated to cost of sales, €35 million has been allocated to selling expenses and €10 million has been allocated to general and administrative expenses.

i.	Lease-related intangibles represent the preliminary fair value of favorable operating lease contracts calculated through the comparison of the contracted rents to the estimated market rates.

ii.	Software represents acquired and developed software. The preliminary fair value of these intangible assets is deemed to approximate the current carrying value in the books of Delhaize.

iii.	Contractual relationships represent the preliminary fair value of relationships with franchisees, affiliates and certain large customers including the estimated value of future contract renewals.

iv.	Brand names represent the preliminary fair value of banners and private label brands. The useful life associated with banners is determined to be indefinite and therefore no amortization charge with respect to banners has been included in the pro forma income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014.

v.	Other intangible assets include amounts attributable to prescription files and licenses. Pharmacy prescription files represent the preliminary fair value of recurring and periodic customer prescriptions, based on pricing benchmarks from past transactions involving the trading of prescription files between pharmacy retailers.

(d)	The preliminary fair value adjustments with respect to property, plant and equipment have been determined primarily through the combination of an income approach, which requires the estimation of the income generating capacity of the relevant assets and the return or yield a market participant would apply to such assets, a cost approach, which requires the calculation of the depreciated replacement cost of the relevant assets, and a market approach, which requires the comparison of the subject assets to transactions involving comparable assets. As part of the process of evaluating property, plant and equipment, the remaining useful lives of each asset type were assessed. This resulted in longer useful economic lives being applied to certain assets, especially those with relatively short remaining lives in the books of Delhaize. The preliminary fair value adjustments of the identifiable property, plant and equipment and their average useful lives are estimated as follows:

				Estimated incremental depreciation
	Current carrying value	Preliminary fair value adjustment	Range of depreciation life - FV adjustment	Financial half year ended July 12, 2015	Financial year ended December 28, 2014
€ million
Land and buildings (1)	2,125	812	4 to 40 years	30	49
Furnishings, machinery and equipment	1,923	452	2 to 15 years	(10)	-
Others	71	2	2 to 8 years	(3)	(3)
Assets under construction	80	-	N/A	-	-
Investment property	101	1	N/A	-	-

Total	4,300	1,267		17	46

(1)	Land is not depreciated.

Of the total increase in depreciation expense of €17 million arising from fair value adjustments for the financial half year ended July 12, 2015, €2 million has been allocated to cost of sales, €12 million has been allocated to selling expenses and €3 million has been allocated to general and administrative expenses. Similarly, of the total increase in depreciation expense of €46 million arising from fair value adjustments for the financial year ended December 28, 2014, €6 million has been allocated to cost of sales, €31 million has been allocated to selling expenses and €9 million has been allocated to general and administrative expenses.

(e)	A preliminary fair value for long term debt of €2,323 million was estimated based on market quoted rates for the listed debt, which resulted in a €407 million increase to its carrying value. This estimate was prepared based on the fair value for debt disclosed by Delhaize in its financial statements for the financial half year ended June 30, 2015. The fair value adjustment of debt will result in a reduction in annual interest cost due to the reduction of the effective interest rate on debt. Based on the preliminary valuation, reduction in interest expense of €15 million has been recorded to the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and €30 million for the financial year ended December 28, 2014.

(f)

A preliminary fair value adjustment of €26 million was estimated with respect to contingent lease guarantees provided by Delhaize in relation to both operating and finance leases for operations that have been sold. The fair value adjustment was estimated on the basis of the credit position of the counter party (i.e., the acquirer) on behalf of whom lease guarantees have been provided and also taking into account the location and re-let potential of each leased property. Of the estimated adjustment of €26 million, €2 million has been included within Other current liabilities and €24 million has been included within Other non-current liabilities. The guarantees provided by Delhaize expire in 2037. No adjustment with respect to this preliminary fair value adjustment has been included in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014, because of the uncertainties associated with the expiry or settlement of related obligations.

(g)	The goodwill recognized in the pro forma statement of financial position as of July 12, 2015 represents the excess of the preliminary purchase consideration transferred over the fair value of identifiable net assets acquired. The goodwill of €4,981 million arising from the acquisition is primarily attributable to the value of store locations, synergies and assembled workforce. Ahold expects that the goodwill will not be deductible for tax purposes.

(h)	A preliminary fair value adjustment of €126 million has been recorded with respect to fair value of finance lease obligations based on the current market interest rates for similar obligations. The fair value adjustment of finance lease obligations will result in a reduction in annual interest cost for finance lease due to the reduction of the effective interest rate on debt. Of the estimated adjustment of €126 million, €9 million has been included within Other current financial liabilities and €117 million has been included within Other non-current financial liabilities. Based on the preliminary valuation, reduction in interest expense of €2 million has been recorded in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015, and €4 million in the financial year ended December 28, 2014.

(i)	A preliminary fair value adjustment of €18 million related to investments in joint ventures. This reflects the difference between the carrying value of Delhaize’s 51% equity interest in Super Indo LLC (as determined under the equity accounting method) and the preliminary fair value of this investment, determined using a discounted cash flow methodology.

(j)	A preliminary adjustment of the estimated non-current deferred income tax asset related to the fair value adjustments reflected in the Unaudited Pro Forma Financial Information and the limited amended valuation of certain valued tax losses and credits. The resulting impact is a reduction of deferred income tax asset of €19 million. Deferred income tax impacts were calculated based on tax rates as applicable to the assets and liabilities in the relevant jurisdictions where the related temporary differences reverse in future periods. Tax rates of 38%, 34%, 26%, 16%, and 15%, were used for assets and liabilities located in US, Belgium, Greece, Romania and Serbia, respectively, which are based on preliminary assumptions.

(k)	A preliminary adjustment of the estimated non-current deferred income tax liability related to the fair value adjustments reflected in the Unaudited Pro Forma Financial Information (excluding adjustments related to goodwill, which are not tax affected). The resulting impact is an additional non-current deferred income tax liability of €1,113 million. Deferred income tax impacts were calculated based on tax rates as applicable to the assets and liabilities in the relevant jurisdictions where the related temporary differences reverse in future periods. Tax rates of 38%, 34%, 26%, 16%, and 15%, were used for assets and liabilities located in US, Belgium, Greece, Romania and Serbia, respectively, which are based on preliminary assumptions.

(l)	A preliminary fair value adjustment of €117 million with respect to unfavorable lease contracts is based on differences between the current estimates of market rent and the contractual rent over the minimum lease period embedded in the lease arrangements discounted based on the interest rate on debt. The fair value adjustment also results in an impact on the unaudited pro forma condensed combined income statements where the unfavorable lease value is reversed through the income statement over an expected weighted average useful life of eight years. Of the estimated adjustment of €117 million, €13 million has been included within Other current liabilities and €104 million has been included within Other non-current liabilities. Based on the preliminary valuation, reduction in operating lease rental expense of €7 million for the financial half year ended July 12, 2015 and €15 million for the financial year ended December 28, 2014, has been recorded in the unaudited pro forma condensed combined income statements. The credit to the unaudited pro forma condensed combined income statements has been allocated to cost of sales, selling expenses and general and administrative expenses as €1 million, €5 million and €1 million, respectively, for the financial half year ended July 12, 2015 and €2 million, €10 million and €3 million, respectively, for the financial year ended December 28, 2014.

(m)	A preliminary fair value adjustment of €40 million with respect to deferred rent which represents amounts deferred on sale and lease back contracts by Delhaize. The preliminary fair value adjustment in the pro forma financial statements represents the removal of the liability associated with deferred rent. The impact of the fair value adjustment has also been included within the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014, for €3 million and €6 million respectively, based on expected increase in operating lease rental expense within selling expenses.

(n)	A preliminary fair value adjustment of €69 million relating to Income taxes payable related to uncertain tax positions. The preliminary estimate of the value of the liability was determined by applying a range of probabilities to the expected settlement value. No pro forma income statement adjustments have been made with respect to the preliminary fair value adjustments because of the uncertainties associated with the expiry or settlement of related obligations.

(o)	A preliminary fair value adjustment of €7 million with respect to Provisions representing an estimate of the fair value of contingent legal disputes. The amount included in the pro forma financial statements is based on an estimated probability linked to maximum exposure for existing legal disputes where Delhaize is a defendant. No adjustment with respect to this preliminary fair value adjustment has been included in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014, because of the uncertainties associated with the expiry or settlement of related obligations.

(p)	Prior to the closing, Ahold will undertake the Ahold Capital Return. The Ahold Capital Return will be effected by three consecutive amendments of the articles of association of Ahold, followed by the repayment of capital to the holders of issued Ahold Ordinary Shares. Shareholders of Ahold will be asked to adopt all three proposed amendments of the articles of association of Ahold at the Ahold EGM or any subsequent Ahold EGM, including the return of capital from the decrease in the nominal value of issued Ahold Ordinary Shares. Following a two month opposition period for creditors of Ahold, all three amendments will be effected prior to the closing and capital will be repaid to the holders of issued Ahold Ordinary Shares. The adjustment in relation to the Ahold Capital Return has been presented as a reduction of cash and a corresponding reduction of the equity balance of Ahold in the pro forma financial statements. No adjustments have been made to the unaudited pro forma condensed combined income statements to reflect any reduction in interest income in respect of the reduced cash balance if the Merger had occurred on December 30, 2013 since Ahold believes that such an adjustment would not be factually supportable.

(q)	Each Delhaize US Option and Delhaize US RSU/PSU outstanding prior to the effective time of the Merger, whether vested or unvested, will be cancelled as of the effective time of the Merger and the holders of such Delhaize US Options and Delhaize US RSU/PSUs will receive in exchange an amount in cash, without interest and subject to any required tax withholdings, equal to (i) with respect to the Delhaize US Options, the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the Merger over the exercise price of the option, if any, and (ii) with respect to the Delhaize US RSU/PSUs, the cash value of the product of (x) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU multiplied by (y) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the Merger. To the extent that the Delhaize US RSU/PSUs have any performance conditions attached to vesting, it is assumed, as per the Merger Agreement, that such performance conditions would be met. A pro forma adjustment of €59 million for the liability relating to the cash payout of the Delhaize US Options and Delhaize US RSU/PSUs has been made in the pro forma financial statements, to Other current liabilities, based on the closing price of USD23.51 per Delhaize ADS on the New York Stock Exchange on January 19, 2016. The adjustment was recorded as short term liability because the cash payout will be made after the closing date.

(r)

The total costs and expenses expected to be incurred by Ahold and Delhaize in connection with the transactions contemplated by the Merger are estimated to be approximately €140 million and are expected to primarily comprise of financial, legal and advisory costs. Transaction costs of €3 million have already been paid, €11 million are currently reflected in Other current liabilities and €16 million are currently reflected in Accounts payable in the unaudited pro forma condensed combined statement of financial position as of July 12, 2015. In addition, future estimated transaction costs of €110 million were reflected in other current liabilities in the pro forma statement of financial position as of July 12, 2015. The costs of €110 million were also reflected in the pro forma income statement for the financial year ended December 28, 2014, as an adjustment to general and administrative expenses. These costs are not expected to be recurring in nature and are directly related to the transaction itself. No amounts were accrued for estimated transaction costs that were not factually supportable.

During the financial half year ended July 12, 2015, Ahold expensed €11 million of transaction costs related to the Merger. During the financial half year ended June 30, 2015, Delhaize expensed €19 million of transaction costs related to the Merger. These costs have been removed from the pro forma condensed combined income statement for the financial half year ended July 12, 2015 and have been included within the pro forma condensed combined income statement for the financial year ended December 28, 2014. The tax impact of the removal of these costs amounting to €9 million has also been adjusted in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014. The tax impact with respect to costs incurred by Ahold has been determined based on the statutory tax rate in the Netherlands of 25% and the impact with respect to costs incurred by Delhaize has been determined based on the statutory tax rate in Belgium of 34%.

As the amounts related to transaction costs and expenses are non-recurring, the treatment in this Prospectus is different than in the US Prospectus, please see Note 5 below for more details.

(s)	The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined income statements were calculated using tax rates of 38%, 34%, 26%, 16%, and 15% for unwinding of fair value adjustments relating to US, Belgium, Greece, Romania and Serbia, respectively, which are based on preliminary assumptions related to which jurisdictions the income (expense) will be recorded. The effective tax rate of the Combined Company could be significantly different depending on the post-acquisition activities and geographical mix of net income.

(t)	Upon closing of the Merger a one-time recognition award will be granted to eligible employees of the Combined Company, including also members of the management board of the Combined Company. For the management board, this award is subject to shareholder approval. The recognition award will consist of performance shares of the Combined Company, which will vest in ordinary shares of the Combined Company. Vesting will be contingent upon the realization of key performance indicators to be set before closing, and continued service. Subject to these conditions, vesting will occur in two installments of 50% each of the granted performance shares. The first installment will vest 12 months after the date of grant and the second installment will vest 24 months after the date of grant.

In addition, an exceptional grant of Delhaize EU PSUs to the value of €1.5 million will be made prior to the Merger, subject to Delhaize shareholder approval. This grant will vest after three years and is contingent upon the realization of key performance indicators.

A pro forma adjustment has been made to account for the costs of these grants. The pro forma adjustment has been made on the assumption that the performance metrics identified in the equity grants will be achieved. The estimated cost attributable to these grants has been computed based on valuation assumptions as of January 19, 2016. A total pro forma adjustment of €4 million and €24 million, respectively, has been recorded within General and administrative expenses in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014. The related tax impact of the pro forma adjustment has been computed on the basis of the effective tax rate of the Combined Company of 23% for the financial half year ended July 12, 2015 and 24% for the financial year ended December 28, 2014. An overall effective tax rate has been used since the applicable tax jurisdiction for the additional equity awards has not yet been determined. A pro forma tax impact of the additional equity grants amounting to €1 million and €6 million, respectively, has been recorded in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014.

(u)

Upon closing, 63,878 Delhaize EU PSU currently held by members of the Delhaize executive committee, will be converted into equity awards under the Combined Company’s long-term incentive plan. These EU PSU shall be converted into a restricted stock unit award subject to performance conditions, on the same terms and conditions as were applicable under such Delhaize EU PSU before the closing. The performance goals will be adjusted to reflect appropriate performance goals of the Combined Company for the calendar year in which the closing occurs and any subsequent calendar year during the performance-based vesting period. No additional performance-based criteria will be imposed in respect of any calendar year completed prior to the closing. No pro forma adjustment has been recorded in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014 since the incremental cost of the replacement awards is not expected to be material and uncertainty exists around the exact calculation parameters.

Note 4 – Earnings per share

Pro forma basic earnings per share is calculated by dividing the pro forma profit from continuing operations attributable to equity holders by the pro forma weighted average number of shares outstanding as adjusted for the Merger.

Pro forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the pro forma weighted average number of shares outstanding as adjusted for the Merger.

	Financial half year ended July 12, 2015	Financial year ended December 28, 2014

€ million (except share data in ‘000s and EPS)
Pro forma net income - basic	563	530
Add back: Elimination of interest expense (convertible instruments where dilutive)	12	22

Pro forma net income - diluted	575	552

Pro forma income from continuing operations - basic	569	826
Add back: Elimination of interest expense (convertible instruments where dilutive)	12	22

Pro forma income from continuing operations - diluted	581	848

Weighted average number of shares outstanding - historical	822,414	878,757
Adjustment relating to the capital return	(52,777)	(52,777)

Weighted average number of shares outstanding - adjusted	769,637	825,980
Pro forma number of shares issued to Delhaize existing shareholders	490,431	490,431
Pro forma number of shares issued to holders of vested options	4,134	4,134
Pro forma number of shares issued to holders as consideration for cancellation of performance grants	709	709

Pro forma weighted average number of shares - basic	1,264,911	1,321,254

Effect of dilutive securities
Restricted stock units	11,739	11,107
Preference shares	29,119	34,209

Pro forma weighted average number of shares - diluted	1,305,769	1,366,570

Pro forma earnings per share from net income – basic	0.44	0.40
Pro forma earnings per share from net income - diluted	0.44	0.40
Pro forma earnings per share from continuing operations – basic	0.45	0.63
Pro forma earnings per share from continuing operations – diluted	0.44	0.62

Prior to the Closing, Ahold will implement the Ahold Capital Return. The Ahold Capital Return will impact the number of outstanding shares at the time of the Merger. The consolidation ratio based on which the Ahold Capital Return will be effected has not yet been determined and this ratio will impact the number of outstanding shares at the Closing. For the purposes of the pro forma financial statements, a ratio of 1.069 has been assumed which is based on the current share price.

An increase in the consolidation ratio of the Ahold Capital Return of 0.022 will result in a decrease in the number of outstanding shares of 15 million and increase basic earnings per share from continuing operations and earnings per share from net income by €0.01 for the financial half year ended July 12, 2015 and €0.01 for the financial year ended December 28, 2014.

A decrease in the consolidation ratio of the Ahold Capital Return of 0.025 will result in an increase in the number of outstanding shares of 19 million and a decrease basic earnings per share from continuing operations and earnings per share from net income by €0.01 for the financial half year ended July 12, 2015 and €0.01 for the financial year ended December 28, 2014.

Note 5 - Differences with the unaudited pro forma financial information included in the US Prospectus

The Unaudited Pro Forma Financial Information included in this Prospectus reflects adjustments to historical financial information to give pro forma effect to events that are (i) directly attributable to the Merger and (ii) are factually supportable. Further, the unaudited pro forma condensed combined income statements included in this Prospectus contain all transactions historically reported including income or loss from discontinued operations. In the US Prospectus, the unaudited pro forma financial information includes adjustments to historical financial information to give effect to events that are (i) directly attributable to the Merger, (ii) would have an on-going effect on Ahold’s income statements and (iii) are factually supportable. Furthermore, the unaudited pro forma condensed combined income statements included in the US Prospectus do not reflect any income or loss associated with discontinued operations. The unaudited pro forma condensed combined income statements included in the US Prospectus also do not reflect any non-recurring charges directly related to the Merger Agreement that the Combined Company may incur following consummation of the Merger. See Note 3(r) to the unaudited pro forma financial information as included in the US Prospectus for adjustments made that are not included in this set of Unaudited Pro Forma Financial Information. The adjustments contained within Notes 3(a) to 3(q), 3(s) and 3(t) have a recurring nature.

SCHEDULE B - INDEPENDENT REPORT ON PRO FORMA FINANCIAL INFORMATION

Assurance report from the independent auditor on the Compilation of Schedule A – Unaudited Pro Forma Condensed Combined Financial Information

To: the management of Koninklijke Ahold N.V.

We have completed our assurance engagement to report on the compilation of the unaudited pro forma condensed combined financial information of Koninklijke Ahold N.V. (the “Company”) and its subsidiaries (the “Group”) by the Company. The unaudited pro forma condensed combined financial information consists of the unaudited pro forma condensed combined income statements for the half year ended July 12, 2015 and for the financial year-ended December 28, 2014 and the unaudited pro forma condensed combined balance sheet as of July 12, 2015 and related notes set out on pages 23 to 43. The applicable criteria on the basis of which the Company has compiled the unaudited pro forma condensed combined financial information are specified in Annex II of Commission Regulation (EC) No 809/2004, and described in Schedule A - “Unaudited Pro Forma Condensed Combined Financial Information”.

The unaudited pro forma condensed combined financial information has been compiled by the Company to illustrate the impact of the cross-border legal merger of Delhaize Group NV/SA (“Delhaize”) into the Company (the “Merger”), with the Company as surviving company in the Merger, as set out in Schedule A - “Unaudited Pro Forma Condensed Combined Financial Information”. The unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and for the financial year ended December 28, 2014, give effect to the Merger as if it had occurred on December 30, 2013. The unaudited pro forma condensed combined balance sheet as of July 12, 2015 gives effect to the Merger as if it had occurred on that date.

As part of this process, the Company’s income statement and balance sheet information has been extracted by management from the Company’s consolidated financial statements as of and for the period ended July 12, 2015 on which no review report has been issued and for the financial year ended December 28, 2014 on which an audit report was issued on February 25, 2015. The income statement and balance sheet information from Delhaize has been extracted by management from the consolidated financial statements of Delhaize as of and for period ended June 30, 2015 and for the financial year ended December 31, 2014. The Company also prepared, solely for the purpose of compiling the unaudited pro forma condensed combined financial information, a preliminary purchase price calculation and a preliminary purchase price allocation for the assets acquired and the liabilities assumed from Delhaize.

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5, 1066 JR Amsterdam, P.O. Box 90357, 1006 BJ Amsterdam, The Netherlands
T: +31 (0) 88 792 00 20, F: +31 (0) 88 792 96 40, www.pwc.nl

‘PwC’ is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions (‘algemene voorwaarden’), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase (‘algemene inkoopvoorwaarden’). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.

Management’s responsibility for the Unaudited Pro Forma Condensed Combined Financial Information

Management of the Company is responsible for compiling the unaudited pro forma condensed combined financial information on the basis as set out in Schedule A - “Unaudited Pro Forma Condensed Combined Financial Information”.

Auditor’s responsibility

Our responsibility is to express an opinion as required in paragraph 7 of Annex II of Commission Regulation (EC) No 809/2004, as to the proper compilation of the unaudited pro forma condensed combined financial information and that the basis for compilation is consistent with the accounting policies of the Company.

We conducted our engagement in accordance with Dutch law, including the Dutch Standard on Assurance Engagements 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus. This requires that we comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Company has compiled, in all material respects, the unaudited pro forma condensed combined financial information on the basis as set out in Schedule A - “Unaudited Pro Forma Condensed Combined Financial Information”.

For the purpose of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited pro forma condensed combined financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the unaudited pro forma condensed combined financial information.

The purpose of pro forma financial information included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the Merger would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma condensed combined financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Company in the compilation of the unaudited pro forma condensed combined financial information provide a reasonable basis for presenting the significant effects directly attributable to the Merger and to obtain sufficient appropriate evidence about whether:

a)	the related pro forma adjustments give appropriate effect to those criteria; and
b)	the unaudited pro forma condensed combined financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the auditor’s judgment, having regard to the auditor’s understanding of the nature of the Group, the Merger in respect of which the unaudited pro forma condensed combined financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the unaudited pro forma condensed combined financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

a)	the unaudited pro forma condensed combined financial information has been properly compiled on the basis stated in Schedule A - “Unaudited Pro Forma Condensed Combined Financial Information”; and
b)	such basis is consistent with the accounting policies of the Company as described in the basis of preparation stated in the consolidated financial information for the year ended December 28, 2014.

Restriction on use

The unaudited pro forma condensed combined financial information and our assurance report thereto are intended solely for enclosure in the Prospectus. This report is required by the Commission Regulation (EC) No 809/2004 and is given for the purpose of complying with that Regulation and for no other purpose.

In addition, this report is not intended to be relied on in the United States of America and we accept no responsibility for any use that you make of it in the United States of America. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been in accordance with those standards.

January 29, 2016

PricewaterhouseCoopers Accountants N.V.

P.J. van Mierlo RA

SCHEDULE C - REFERENCES

   In the table below, references to the documents incorporated by reference are made.

	US Prospectus	Ahold 2012 financial statements	Ahold 2013 financial statements	Ahold 2014 financial statements	Ahold H1 2015 financial statements	Ahold Q3 2015 financial statements

General

Selected historical key financial information		p. 73-149 of Ahold’s Annual Report 2012	p. 73-167 of Ahold’s Annual Report 2013	p. 64-151 of Ahold’s Annual Report 2014	p. 7-18 of Ahold’s Interim Report H1 2015	p. 6-17 of Ahold’s Interim Report Q3 2015

Risk factors	p. 34-59, Risk factors

Important events in the development of the issuers business	p. 144-146, History, Development and Trends

Investments	p. 144-146, History, Development and Trends

Principal activities	p. 146-151, Branding, Segments: United States, the Netherlands and Czech Republic

Principal markets	p. 146-151, Branding, Segments: United States, the Netherlands and Czech Republic

Competitive position	p. 153-154, Competition

Organizational structure	p. 144, Overview Exhibit 21.1

Property, plants and equipment	p. 151-153, Property p. 156, Environmental Matters

Financial condition	p. 158-198, Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ahold	p. 73-149 of Ahold’s Annual Report 2012	p. 73-167 of Ahold’s Annual Report 2013	p. 64-151 of Ahold’s Annual Report 2014	p. 7-18 of Ahold’s Interim Report H1 2015	p. 6-17 of Ahold’s Interim Report Q3 2015

Operating results	p. 161-164, Key Factors Affecting Results of Operations p. 154-155, Government Regulations

Capital resources	p. 183-184, Liquidity and Capital Resources: Existing and Future Cash Requirements p. 185, Cash Flows p. 183-185, Liquidity and Capital Resources

	US Prospectus	Ahold 2012 financial statements	Ahold 2013 financial statements	Ahold 2014 financial statements	Ahold H1 2015 financial statements	Ahold Q3 2015 financial statements

Trend information	p. 145-146, Trends

Administrative, management, and supervisory bodies and senior management	p. 200-201, Members of the Ahold Supervisory Board p. 202-203, Members of the Ahold Management Board p. 204-205, Conflicts of Interest p. 207-211, Share-Based Compensation p. 212, Share Ownership

Remuneration and benefits

Remuneration	p. 205-207, Remuneration of the Supervisory Board, Management Board and Executive Committee of Ahold

Defined benefit plans	p. 205-207, Remuneration of the Supervisory Board, Management Board and Executive Committee of Ahold

Board practices

Term of office	p. 202-203, Members of the Ahold Management Board p. 205-206, Employment Agreements of the Members of the Ahold Management Board

Service contracts and benefits upon termination	p. 205-206, Employment Agreements of the Members of the Ahold Management Board

Audit committee / Remuneration committee	p. 201, Committees of the Ahold Supervisory Board p. 200-201, Members of the Ahold Supervisory Board

Governance	p. 241, Dutch Corporate Governance Code

Employees

Number of employees	p. 147, Segments

Shareholdings and stock options	p. 205-207, Remuneration of the Ahold Management Board and Ahold Executive Committee

Arrangements for involving employees in capital	p. 207-211, Share-Based Compensation

	US Prospectus	Ahold 2012 financial statements	Ahold 2013 financial statements	Ahold 2014 financial statements	Ahold H1 2015 financial statements	Ahold Q3 2015 financial statements

Major shareholders

Major shareholders	p. 213-214, Major Shareholders of Ahold

Different voting rights	p. 213-214, Major Shareholders of Ahold

Change of control arrangements	p. 237-238, Anti-Takeover Provisions

Related party transactions

Related party transactions		p. 148 of Ahold’s Annual Report 2012 - Note 12, Related party transactions	p. 166 of Ahold’s Annual Report 2013 - Note 13, Related party transactions	p. 150 of Ahold’s Annual Report 2014 - Note 12, Related party transactions

Financial information

Historical financial information and audited financial statements		p. 73-149 of Ahold’s Annual Report 2012	p. 73-167 of Ahold’s Annual Report 2013	p. 64-151 of Ahold’s Annual Report 2014

Age of latest financial information				p. 64-151 of Ahold’s Annual Report 2014	p. 7-18 of Ahold’s Interim Report H1 2015	p. 6-17 of Ahold’s Interim Report Q3 2015

Interim financial information					p. 7-18 of Ahold’s Interim Report H1 2015	p. 6-17 of Ahold’s Interim Report Q3 2015

Dividend policy	p. 98-99, Dividend Policy p. 233-234, Dividends

Legal and arbitration proceedings	p. 155-156, Litigation

Additional information

Share capital	p. 33, Share Capital Information p. 228-230, Share Capital

Treasury shares	p. 33, Share Capital Information p. 228-230, Share Capital

Acquisition right	p. 231, Pre-emptive Rights

	US Prospectus	Ahold 2012 financial statements	Ahold 2013 financial statements	Ahold 2014 financial statements	Ahold H1 2015 financial statements	Ahold Q3 2015 financial statements

Options	p. 237-238, Anti-Takeover Provisions

History of share capital	p. 33, Share Capital Information

Memorandum and articles of association

p. 236, Corporate Purpose

p. 199-212, Supervisory Board, Management Board and Executive Committee of Ahold

p. 228-242, Description of Ahold Ordinary Shares

p. 235, Amendment of Ahold Articles of Association

p. 234, General Meetings

p. 237-238, Anti-Takeover Provisions

p. 239-240, Disclosure of Significant Share Ownership

p. 232, Reduction of Share Capital

Material contracts	p. 100-123, Merger Agreement p. 237-238, Anti-Takeover Provisions

Information on holdings	Exhibit 21.1

Reasons for the offer	p. 70-72, Ahold’s Reasons for the Merger

Information concerning the securities to be offered/admitted to trading

Type and class	p. 228-242, Description of Ahold Ordinary Shares p. 228, Issued Share Capital

Legislation of incorporation	p. 228, Issued Share Capital

Form	p. 230, Form of Ahold Ordinary Shares

Currency	p. 228, Issued Share Capital

Rights attached to the securities	p. 228-242, Description of Ahold Ordinary Shares p. 234-235, Voting Rights p. 231, Pre-emptive Rights p. 233-234, Dividends p. 236, Dissolution and Liquidation

Approvals for issue	p. 95-96, Shareholder Approvals

	US Prospectus	Ahold 2012 financial statements	Ahold 2013 financial statements	Ahold 2014 financial statements	Ahold H1 2015 financial statements	Ahold Q3 2015 financial statements

Restrictions on free transferability	p. 232, Transfer of Shares

Mandatory takeover bids, squeeze-out or sell-down rules	p. 236-237, Obligations of Ahold Shareholders to Make a Public Offer p. 237, Squeeze-out

Taxes	p. 295-300, Material Dutch Tax Considerations

Pricing	p. 62-65, General

Admission to trading and dealing arrangements	p. 99, Securities Exchange Listing of Ahold Ordinary Shares